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Exhibit 99.2

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the company's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

March 6, 2015

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Independent Auditor's Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of Fairfax Financial Holdings Limited (the Company) and its subsidiaries' 2014 and 2013 consolidated financial statements and their internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2014 and 2013 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2014 in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting on page 25.

Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

March 6, 2015

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2014 and December 31, 2013

	Notes	December 31, 2014	December 31, 2013
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $109.7; December 31, 2013 – $124.4)	5, 28	1,244.3	1,296.7
Insurance contract receivables	10	1,931.7	2,017.0

		3,176.0	3,313.7

Portfolio investments
Subsidiary cash and short term investments	5, 28	5,534.3	7,445.7
Bonds (cost $9,900.1; December 31, 2013 – $9,190.0)	5	11,445.5	9,550.5
Preferred stocks (cost $386.8; December 31, 2013 – $565.1)	5	376.4	541.8
Common stocks (cost $4,531.7; December 31, 2013 – $3,305.5)	5	4,848.5	3,835.7
Investments in associates (fair value $2,070.5; December 31, 2013 – $1,815.0)	5, 6	1,617.7	1,432.5
Derivatives and other invested assets (cost $634.0; December 31, 2013 – $667.8)	5, 7	426.8	224.2
Assets pledged for short sale and derivative obligations (cost $757.8; December 31, 2013 – $829.3)	5, 7	860.0	802.9

		25,109.2	23,833.3

Deferred premium acquisition costs	11	497.6	462.4
Recoverable from reinsurers (including recoverables on paid losses – $230.7; December 31, 2013 – $353.3)	9	3,982.1	4,974.7
Deferred income taxes	18	460.4	1,015.0
Goodwill and intangible assets	12	1,558.3	1,311.8
Other assets	13	1,347.6	1,088.1

		36,131.2	35,999.0

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2014	December 31, 2013
		(US$ millions)
Liabilities
Subsidiary indebtedness	15	37.6	25.8
Accounts payable and accrued liabilities	14	2,029.1	1,840.6
Income taxes payable	18	118.3	80.1
Short sale and derivative obligations (including at the holding company – $31.6; December 31, 2013 – $55.1)	5, 7	160.8	268.4
Funds withheld payable to reinsurers		461.5	461.2

		2,807.3	2,676.1

Insurance contract liabilities	8	20,438.7	21,893.7
Long term debt	15	3,141.4	2,968.7

		23,580.1	24,862.4

Equity	16
Common shareholders' equity		8,361.0	7,186.7
Preferred stock		1,164.7	1,166.4

Shareholders' equity attributable to shareholders of Fairfax		9,525.7	8,353.1
Non-controlling interests		218.1	107.4

Total equity		9,743.8	8,460.5

		36,131.2	35,999.0

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2014 and 2013

	Notes	2014	2013
		(US$ millions except per share amounts)
Revenue
Gross premiums written	10, 25	7,459.9	7,227.1

Net premiums written	25	6,301.8	6,036.2

Gross premiums earned		7,358.2	7,294.0
Premiums ceded to reinsurers		(1,142.0)	(1,216.7)

Net premiums earned	25	6,216.2	6,077.3
Interest and dividends	5	403.8	376.9
Share of profit of associates	6	105.7	96.7
Net gains (losses) on investments	5	1,736.2	(1,564.0)
Other revenue	25	1,556.0	958.0

		10,017.9	5,944.9

Expenses
Losses on claims, gross	8	4,427.4	4,615.6
Losses on claims ceded to reinsurers	9	(633.1)	(945.3)

Losses on claims, net	26	3,794.3	3,670.3
Operating expenses	26	1,227.2	1,185.0
Commissions, net	9	959.9	969.2
Interest expense	15	206.3	211.2
Other expenses	26	1,492.3	910.3

		7,680.0	6,946.0

Earnings (loss) before income taxes		2,337.9	(1,001.1)
Provision for (recovery of) income taxes	18	673.3	(436.6)

Net earnings (loss)		1,664.6	(564.5)

Attributable to:
Shareholders of Fairfax		1,633.2	(573.4)
Non-controlling interests		31.4	8.9

		1,664.6	(564.5)

Net earnings (loss) per share	17	$74.43	$(31.15)
Net earnings (loss) per diluted share	17	$73.01	$(31.15)
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	21,186	20,360

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2014 and 2013

	Notes	2014	2013
		(US$ millions)

Net earnings (loss)		1,664.6	(564.5)

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation losses on foreign operations		(200.7)	(164.4)
Change in gains on hedge of net investment in Canadian subsidiaries	7	118.7	96.9
Share of other comprehensive loss of associates, excluding gains (losses) on defined benefit plans	6	(52.7)	(12.9)

		(134.7)	(80.4)

Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	6	(36.7)	8.9
Change in gains (losses) on defined benefit plans	21	(32.9)	31.3

		(69.6)	40.2

Other comprehensive loss, net of income taxes		(204.3)	(40.2)

Comprehensive income (loss)		1,460.3	(604.7)

Attributable to:
Shareholders of Fairfax		1,436.7	(607.1)
Non-controlling interests		23.6	2.4

		1,460.3	(604.7)

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2014 and 2013
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the year	–	–	–	–	1,633.2	–	1,633.2	–	1,633.2	31.4	1,664.6
Other comprehensive loss, net of income taxes:
Change in unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(193.3)	(193.3)	–	(193.3)	(7.4)	(200.7)
Change in gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	118.7	118.7	–	118.7	–	118.7
Share of other comprehensive loss of associates, excluding gains (losses) on defined benefit plans	–	–	–	–	–	(52.7)	(52.7)	–	(52.7)	–	(52.7)
Share of losses on defined benefit plans of associates	–	–	–	–	–	(36.7)	(36.7)	–	(36.7)	–	(36.7)
Change in losses on defined benefit plans	–	–	–	–	–	(32.5)	(32.5)	–	(32.5)	(0.4)	(32.9)
Issuance of shares	–	–	8.8	(12.2)	–	–	(3.4)	–	(3.4)	–	(3.4)
Purchases and amortization	–	–	(24.6)	36.8	–	–	12.2	(1.7)	10.5	–	10.5
Excess of book value over consideration of preferred shares purchased for cancellation	–	–	–	–	0.5	–	0.5	–	0.5	–	0.5
Common share dividends	–	–	–	–	(215.7)	–	(215.7)	–	(215.7)	(6.6)	(222.3)
Preferred share dividends	–	–	–	–	(56.9)	–	(56.9)	–	(56.9)	–	(56.9)
Net changes in capitalization and other (note 23)	–	–	–	3.3	(2.4)	–	0.9	–	0.9	93.7	94.6

Balance as of December 31, 2014	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8

Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	73.4	8,894.5
Net earnings (loss) for the year	–	–	–	–	(573.4)	–	(573.4)	–	(573.4)	8.9	(564.5)
Other comprehensive loss, net of income taxes:
Change in unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(157.7)	(157.7)	–	(157.7)	(6.7)	(164.4)
Change in gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	96.9	96.9	–	96.9	–	96.9
Share of other comprehensive loss of associates, excluding gains (losses) on defined benefit plans	–	–	–	–	–	(12.9)	(12.9)	–	(12.9)	–	(12.9)
Share of gains on defined benefit plans of associates	–	–	–	–	–	8.9	8.9	–	8.9	–	8.9
Change in gains on defined benefit plans	–	–	–	–	–	31.1	31.1	–	31.1	0.2	31.3
Issuance of shares	399.5	–	6.8	(7.1)	–	–	399.2	–	399.2	–	399.2
Purchases and amortization	–	–	(25.7)	21.9	–	–	(3.8)	–	(3.8)	–	(3.8)
Common share dividends	–	–	–	–	(205.5)	–	(205.5)	–	(205.5)	(6.4)	(211.9)
Preferred share dividends	–	–	–	–	(60.8)	–	(60.8)	–	(60.8)	–	(60.8)
Net changes in capitalization and other (notes 6 and 23)	–	–	–	8.9	1.1	–	10.0	–	10.0	38.0	48.0

Balance as of December 31, 2013	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2014 and 2013

	Notes	2014	2013
		(US$ millions)
Operating activities
Net earnings (loss)		1,664.6	(564.5)
Depreciation, amortization and impairment charges	25	94.2	104.3
Net bond discount amortization		(30.0)	(22.1)
Amortization of share-based payment awards		36.8	21.9
Share of profit of associates	6	(105.7)	(96.7)
Deferred income taxes	18	521.7	(431.8)
Net (gains) losses on investments	5	(1,736.2)	1,564.0
Loss on repurchase of long term debt	15	3.6	3.4
Net (purchases) sales of securities classified as at FVTPL	28	(590.0)	895.7
Changes in operating assets and liabilities	28	70.8	(766.9)

Cash provided by (used in) operating activities		(70.2)	707.3

Investing activities
Sales of investments in associates and joint ventures	6, 23	252.1	211.9
Purchases of investments in associates and joint ventures	6, 23	(390.2)	(86.1)
Net purchases of premises and equipment and intangible assets		(67.1)	(48.1)
Net purchases of subsidiaries, net of cash acquired	23	(189.9	136.3

Cash provided by (used in) investing activities		(395.1)	214.0

Financing activities
Subsidiary indebtedness:	15
Issuances		102.9	51.1
Repayment		(85.5)	(82.1)
Long term debt:	15
Issuances		297.1	279.7
Issuance costs		(2.9)	(1.6)
Repayment		(90.1)	(251.2)
Subordinate voting shares:	16
Issuances		–	412.8
Issuance costs		–	(13.3)
Preferred shares:	16
Repurchases		(1.2)	–
Purchase of subordinate voting shares for treasury	16	(24.6)	(25.7)
Subsidiary common shares:
Issuances to non-controlling interests		–	34.0
Issuance costs		–	(1.1)
Common share dividends	16	(215.7)	(205.5)
Preferred share dividends	16	(56.9)	(60.8)
Dividends paid to non-controlling interests		(6.6)	(6.4)

Cash provided by (used in) financing activities		(83.5)	129.9

Increase (decrease) in cash, cash equivalents and bank overdrafts		(548.8)	1,051.2
Cash, cash equivalents and bank overdrafts – beginning of year		3,758.2	2,815.3
Foreign currency translation		(190.7)	(108.3)

Cash, cash equivalents and bank overdrafts – end of year	28	3,018.7	3,758.2

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	35
2.	Basis of Presentation	35
3.	Summary of Significant Accounting Policies	35
4.	Critical Accounting Estimates and Judgments	50
5.	Cash and Investments	52
6.	Investments in Associates	57
7.	Short Sales and Derivatives	59
8.	Insurance Contract Liabilities	61
9.	Reinsurance	64
10.	Insurance Contract Receivables	66
11.	Deferred Premium Acquisition Costs	66
12.	Goodwill and Intangible Assets	67
13.	Other Assets	69
14.	Accounts Payable and Accrued Liabilities	69
15.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities	70
16.	Total Equity	73
17.	Earnings per Share	77
18.	Income Taxes	77
19.	Statutory Requirements	80
20.	Contingencies and Commitments	80
21.	Pensions and Post Retirement Benefits	81
22.	Operating Leases	83
23.	Acquisitions and Divestitures	84
24.	Financial Risk Management	88
25.	Segmented Information	105
26.	Expenses	110
27.	Salaries and Employee Benefits Expense	111
28.	Supplementary Cash Flow Information	111
29.	Related Party Transactions	112

Notes to Consolidated Financial Statements
for the years ended December 31, 2014 and 2013
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The consolidated financial statements of the company for the year ended December 31, 2014 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies used to prepare the consolidated financial statements comply with IFRS effective as at December 31, 2014 (except IFRS 9 (2010) Financial Instruments which was early adopted). Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The preparation of the company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting periods covered by the consolidated financial statements and the related disclosures. Critical accounting estimates and judgments are described in note 4.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, subsidiary indebtedness, income taxes payable, and short sale and derivative obligations.

The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets.

The following balances are generally comprised of current and non-current amounts: bonds, preferred and common stocks, derivatives and other invested assets, recoverable from reinsurers, other assets, accounts payable and accrued liabilities, funds withheld payable to reinsurers, insurance contract liabilities and long term debt.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 6, 2015.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Principles of consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of December 31, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2014. The principal subsidiaries are:

Canadian Insurance

Northbridge Financial Corporation (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (Crum & Forster)

Zenith National Insurance Corp. (Zenith National)

Reinsurance and Insurance

Odyssey Re Holdings Corp. (OdysseyRe)

    Hudson Insurance Company (Hudson Insurance)

Advent Capital (Holdings) Ltd. (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)

Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)

Group Re, which underwrites business in:

CRC Reinsurance Limited (CRC Re)

Wentworth Insurance Company Ltd. (Wentworth)

Runoff

TIG Insurance Company (TIG Insurance)

Fairmont Specialty Group Inc. (Fairmont)

General Fidelity Insurance Company (General Fidelity)

American Safety Holdings Corp. (American Safety)

Clearwater Insurance Company (Clearwater)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Insurance Limited (RiverStone Insurance)

RiverStone Managing Agency Limited

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance (Hong Kong) Company Ltd. (Falcon)

First Capital Insurance Limited (First Capital)

The Pacific Insurance Berhad (Pacific Insurance)

PT Fairfax Insurance Indonesia (Fairfax Indonesia)

ICICI Lombard General Insurance Company Limited
    (26% equity accounted interest) (ICICI Lombard)

Other

Hamblin Watsa Investment Counsel Ltd.

(Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

Keg Restaurants Limited (The Keg) (owner and
operator of premium dining restaurants)

Pethealth Inc. (Pethealth) (pet medical insurance
    and database services)

Praktiker Hellas Commercial Societe Anonyme
    (Praktiker) (retailer of home improvement goods)

Sporting Life Inc. (Sporting Life) (retailer of sporting
    goods and sports apparel)

William Ashley China Corporation (William Ashley)
    (retailer of tableware and gifts)

Thomas Cook (India) Limited (Thomas Cook India)
    (provider of integrated travel and travel-related
    financial services)

IKYA Human Capital Solutions Private Limited (IKYA)
    (provider of specialized human resources services)

Sterling Holiday Resorts (India) Limited (Sterling
    Resorts) (owner and operator of holiday resorts)

All subsidiaries are wholly-owned at December 31, 2014 except for First Capital (97.7%), Fairfax Indonesia (80.0%), Ridley (73.6%), The Keg (51.0%), Sporting Life (75.0%), Thomas Cook India (73.0%), IKYA (56.4%) and Sterling Resorts (40.2%) (December 31, 2013 – 97.7%, nil, 73.6%, nil, 75.0%, 75.0%, 58.0% and nil respectively).

Pursuant to the transactions described in note 23, during 2014 the company acquired 100% ownership interests in Pethealth and Praktiker, and 80.0%, 51.0% and 40.2% ownership interests in Fairfax Indonesia, The Keg and Sterling Resorts respectively. During 2013 the company acquired 100.0% and 58.0% ownership interests in American Safety and IKYA respectively, and divested its 81.7% ownership interest in Prime Restaurants Inc. The company has a number of wholly-owned subsidiaries not presented in the table above, that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest's share in changes of the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Investments in associates – Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is generally presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is based on the substance of the relationship between the company and the investee and includes consideration of existing voting rights, potential voting rights that are currently exercisable and convertible (if applicable), voting power of other shareholders, corporate governance arrangements and participation in policy-making processes. These investments are reported in investments in associates on the consolidated balance sheet, with the company's share of profit (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. Foreign associates are translated in the same manner as foreign subsidiaries. When the company's share of losses in an associate equals or exceeds its investment in the associate, the company does not record further losses unless it has incurred obligations on behalf of the associate.

Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. Any excess of the cost of acquisition over the net fair value of the company's share of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate. To the extent that the cost of acquisition is less than the fair value of the company's share of the associate's identifiable net assets, the excess is recognized in the consolidated statement of earnings. Any pre-existing interest in an associate is re-measured to fair value at the date significant influence is obtained and any resulting gain or loss is recognized in the consolidated statement of earnings. In such instances the cost of the associate is measured as the sum of the fair value of the pre-existing interest and any additional consideration transferred at that date.

In determining the fair value of the company's share of an associate's identifiable net assets at the acquisition date, considerable judgment may be required in interpreting market data used to develop such estimates. The company makes assumptions primarily based on market conditions and applies valuation techniques such as discounted cash flow analysis, market capitalization and comparable company multiples and other methods commonly used by market participants to determine fair value. Where the company is only able to identify the principal factors resulting in divergence between the fair value and reported carrying value of an associate's net assets, the use of different assumptions and/or valuation methodologies by the company may have a significant effect on the estimated fair value. At each reporting date, the fair value of associates is estimated and disclosed using valuation techniques consistent with those applied to the company's other investments in equity instruments. See 'Determination of fair value' under the heading of 'Investments' for further details.

At each balance sheet date, and more frequently when conditions warrant, management assesses investments in associates for potential impairment. If management's assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate's recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of earnings to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Gains and losses realized on dispositions, impairment losses and reversal of impairments are recognized in net gains (losses) on investments in the consolidated statement of earnings.

The most recent available financial statements of associates are used in applying the equity method. The difference between the end of the reporting period of the associates and that of the company is no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the dates of the associates' financial statements and the date of the company's financial statements.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

Any pre-existing equity interest in an acquiree is re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. These cash-generating units represent the lowest level at which goodwill is monitored for internal management purposes. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit, including its allocated goodwill, is compared to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Goodwill impairment is measured as the excess of the carrying amount over the recoverable amount of a cash-generating unit, and is charged to operating expenses in the consolidated statement of earnings. Impairment charges cannot be reversed for subsequent increases in a cash-generating unit's recoverable amount. The estimated recoverable amounts are sensitive to the assumptions used in the valuations.

Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated, with the difference between the proceeds and carrying value of the cash-generating unit (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, a reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the intangible asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Transactions and items on the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign subsidiary are recognized in accumulated other comprehensive income. Upon disposal of an investment in a foreign subsidiary, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of that foreign subsidiary and translated at the rates of exchange prevailing at the balance sheet date and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in a foreign subsidiary is reduced.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in foreign subsidiaries are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings in the future. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss) without recycling. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders' equity.

Consolidated statement of cash flows

The company's consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term highly liquid investments that are restricted. Cash and cash equivalents includes cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

Investments

Investments include cash and cash equivalents, short term investments, non-derivative financial assets, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Classification of non-derivative financial assets – Investments in equity instruments and those debt instruments that do not meet the criteria for amortized cost (see below) are classified as at fair value through profit or loss ("FVTPL"). Financial assets classified as at FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows.

A debt instrument is measured at amortized cost if (i) the objective of the company's business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Alternatively, debt instruments that meet the criteria for amortized cost may be designated as at FVTPL on initial recognition if doing so eliminates or significantly reduces an accounting mismatch. The company's business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Investments in equity instruments that are not held for trading may be irrevocably designated at fair value through other comprehensive income ("FVTOCI") on initial recognition. The company has not designated any of its equity instruments at FVTOCI.

Recognition and measurement of non-derivative financial assets – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership of the asset.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced by independent pricing service providers while much of the remainder, along with most derivative contracts (total return swaps) and certain warrants are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. Investments in consumer price indexes ("CPI") linked derivatives are classified as Level 3.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased. Short term investments are classified as at FVTPL and their carrying values approximate fair value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments

Securities sold short – Securities sold short ("short sales") represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards, warrants and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The fair value of the company's derivative financial instruments where quoted market prices in active markets are unavailable is determined in the same manner as other investments described above. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Canadian subsidiaries as described in note 7.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company's equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs. The fair value of the majority of the company's derivative contracts and certain warrants are based on third party broker-dealer quotes considered to be Level 2 inputs. Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets on the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets on the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Equity contracts – The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity and equity index total return swaps on a net basis as derivatives and other within interest and dividends in the consolidated statement of earnings. The company's equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment, and at inception, their fair value is zero.

Credit contracts – The initial premium paid for a credit contract is recorded as a derivative asset. Subsequent changes in the unrealized fair value of a contract is recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

CPI-linked derivative contracts – The initial premium paid for a CPI-linked derivative contract is recorded as a derivative asset. Subsequent changes in the unrealized fair value of a contract is recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline. The reasonableness of the fair values of CPI-linked derivative contracts are assessed by comparing the fair values received from third party broker-dealers to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its runoff operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not yet reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to earnings as incurred.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its runoff operations. The company bases case reserve estimates on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates case reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated cost to bring losses for events which have already occurred but which have not yet been reported to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR reserves. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises its estimates of IBNR reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, workers' compensation and product liability. In the extreme cases of long tail claims like those involving asbestos, it may take upwards of 40 years to settle. In addition, information concerning the loss event and ultimate cost of a long-tail claim may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail lines of business.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company's estimates of losses and loss adjustment expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

  •
  the development of previously settled claims, where payments to date are extrapolated for each prior year;

  •
  estimates based upon a projection of numbers of claims and average cost;

  •
  notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

  •
  expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the line of business and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level, the corporate level by the company's Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

  •
  whether an event has occurred which would give rise to a policyholder suffering an insured loss;

  •
  the extent of policy coverage and limits applicable;

  •
  the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

  •
  the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags, particularly for long-tail lines of business, between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company's long-tail lines of business. Provisioning considerations include: uncertainty around loss trends, claims inflation and underlying economic conditions; the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses. Long tail claims are more susceptible to these uncertainties given the length of time between the issuance of the original policy and ultimate settlement of any claims. The company seeks to set appropriate levels of provisions for losses and loss adjustment expenses and provisions for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it difficult to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance and reinsurance liabilities involves the use of judgments and assumptions that are specific to the risks within each territory and the particular type of risk covered. The diversity of the risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance and reinsurance liabilities.

Asbestos and environmental claims are examples of specific long-tail risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of business. As a result, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating provisions for losses and loss adjustment expenses cannot be wholly relied upon and the company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

  •
  long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

  •
  issues of allocation of responsibility among potentially responsible parties and insurers;

  •
  emerging court decisions increasing or decreasing insurer liability;

  •
  tendencies for social trends and factors to influence court awards;

  •
  developments pertaining to the company's ability to recover reinsurance for claims of this nature; and,

  •
  developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to protect capital and control the company's exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long-tail latent or other potentially volatile claims, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

The company's credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgments can materially affect the provision level and the company's net earnings.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted subsidiary earnings where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the Other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is determined as the higher of an asset's fair value less costs of disposal and value in use. If an asset is impaired, the carrying amount is reduced to the asset's recoverable amount with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expenses in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and is depreciated over the remaining useful life of the asset.

Other – Revenue from the sale of animal nutrition, hospitality, travel and other non-insurance products and services are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold or services provided are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

The consolidated balance sheet includes inventories of the Other reporting segment recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when its cost is estimated to be greater than its anticipated selling price less applicable selling costs.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost; any difference between the initial carrying value and the redemption value is recognized in the consolidated statement of earnings over the period of the borrowings using the effective interest rate method.

Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Contingencies and commitments

A provision is recognized for a contingent liability, commitment or financial guarantee when the company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the effect of the time value of money is considered significant.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company's stock and is amortized to compensation expense over the related vesting period, with a corresponding increase in the share-based payments equity reserve. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate award and amortized to compensation expense accordingly. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. The company's policies for its defined benefit plans are described below:

  (i)
  Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position are recognized in other assets (note 13).

  (ii)
  Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions of the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

  (iii)
  Defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, and is recognized in the consolidated statement of earnings.

  (iv)
  Defined benefit plans in a surplus position recognize an asset, subject to meeting any minimum funding requirements. Asset limitations due to minimum funding requirements are recorded in other comprehensive income.

  (v)
  Remeasurements, consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income. All remeasurements recognized in other comprehensive income are subsequently included in accumulated other comprehensive income and cannot be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

  (vi)
  Past service costs arising from plan amendments or curtailments are recognized in the consolidated statement of earnings when incurred.

  (vii)
  Gains or losses on the settlement of a defined benefit plan are recognized in the consolidated statement of earnings when the settlement occurs.

Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the consolidated balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the leased item's benefit even if the payments are not on that basis.

New accounting pronouncements adopted in 2014

The company adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2014. These changes were retrospectively adopted in accordance with the applicable transitional provisions of each new or revised standard, and did not have a significant impact on the consolidated financial statements.

IFRIC 21 Levies ("IFRIC 21")

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government.

IAS 32 Financial Instruments: Presentation ("IAS 32")

The IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right to offset a financial asset and a financial liability in its consolidated balance sheet.

IAS 36 Impairment of Assets ("IAS 36")

The IASB amended IAS 36 to clarify the disclosure requirements when an impairment loss is recognized or reversed in respect of an asset or cash-generating unit.

New accounting pronouncements issued but not yet effective

The following new standards have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2014.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements on the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance. The company is currently evaluating the impact of the complete version of IFRS 9 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company's non-insurance entities. The standard is effective for annual periods beginning on or after January 1, 2017, with retrospective application. The company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of the determination of fair value for financial instruments and associates, fair value disclosures, and contingencies, which are discussed in notes 3, 5 and 20 respectively. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Insurance Contracts" section of note 3 and the "Underwriting Risk" section of note 24.

Provision for uncollectible reinsurance recoverables

The company establishes provisions for uncollectible reinsurance recoverables centrally based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company's reinsurance recoverables are discussed further in the "Reinsurance" section of note 3.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets on a quarterly basis, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company's cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

Determination of subsidiaries, associates and joint ventures

There could be significant judgment involved in assessing whether control, significant influence, or joint control exists in accordance with the requirements of IFRS 10, IAS 28 and IFRS 11 respectively, particularly where the facts and circumstances include indicators that could reasonably point to more than one potential outcome. In situations where voting rights alone are not sufficient to clearly assess control, significant influence or joint control, additional factors that may be considered include potential voting rights that are currently exercisable or convertible, contractual arrangements, relative shareholdings and the allocation of decision-making rights. An initial assessment of control, significant influence or joint control is reconsidered at a later date if warranted by changes in facts and circumstances, particularly in situations where the company acquires additional interests or reduces its existing interest.

5.    Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2014	December 31, 2013
Holding company:
Cash and cash equivalents (note 28)	317.7	214.4
Short term investments	121.6	185.9
Short term investments pledged for short sale and derivative obligations	92.0	107.8
Bonds	323.8	240.4
Bonds pledged for short sale and derivative obligations	17.7	16.6
Preferred stocks	144.2	223.0
Common stocks	89.8	264.9
Derivatives (note 7)	137.5	43.7

	1,244.3	1,296.7
Short sale and derivative obligations (note 7)	(31.6)	(55.1)

	1,212.7	1,241.6

Portfolio investments:
Cash and cash equivalents (note 28)	3,034.5	3,878.4
Short term investments	2,499.8	3,567.3
Bonds	11,445.5	9,550.5
Preferred stocks	376.4	541.8
Common stocks	4,848.5	3,835.7
Investments in associates (note 6)	1,617.7	1,432.5
Derivatives (note 7)	412.6	193.1
Other invested assets	14.2	31.1

	24,249.2	23,030.4

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 28)	–	11.8
Short term investments	227.7	45.8
Bonds	632.3	745.3

	860.0	802.9

	25,109.2	23,833.3
Short sale and derivative obligations (note 7)	(129.2)	(213.3)

	24,980.0	23,620.0

Common stocks included investments in limited partnerships with a carrying value of $1,004.4 at December 31, 2014 (December 31, 2013 – $816.4).

Restricted cash and cash equivalents at December 31, 2014 of $333.5 (December 31, 2013 – $340.4) were comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheet in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd's (note 20) and assets pledged for short sale and derivative obligations) by the nature of the pledge requirement. Pledged assets primarily consist of bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2014	December 31, 2013
Regulatory deposits	2,717.0	2,182.1
Security for reinsurance and other	903.8	543.8

	3,620.8	2,725.9

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2014 bonds containing call and put features represented approximately $6,880.2 and $56.4 respectively (December 31, 2013 – $5,990.1 and $60.3 respectively) of the total fair value of bonds.

	December 31, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	653.9	664.2	962.7	998.2
Due after 1 year through 5 years	4,714.1	5,708.3	4,565.7	5,081.4
Due after 5 years through 10 years	341.6	355.0	518.2	527.3
Due after 10 years	5,067.4	5,691.8	4,203.1	3,945.9

	10,777.0	12,419.3	10,249.7	10,552.8

Effective interest rate		5.0%		4.6%

The calculation of the effective interest rate of 5.0% (December 31, 2013 – 4.6%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $5.2 billion (December 31, 2013 – $4.8 billion) included in U.S. states and municipalities.

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2014				December 31, 2013
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,352.2	3,352.2	–	–	4,104.6	4,104.6	–	–

Short term investments:
Canadian provincials	334.0	334.0	–	–	405.0	405.0	–	–
U.S. treasury	2,170.7	2,170.7	–	–	3,147.6	3,147.6	–	–
Other government	361.1	312.8	48.3	–	281.6	281.6	–	–
Corporate and other	75.3	–	75.3	–	72.6	–	72.6	–

	2,941.1	2,817.5	123.6	–	3,906.8	3,834.2	72.6	–

Bonds:
Canadian government	16.0	–	16.0	–	18.3	–	18.3	–
Canadian provincials	217.1	–	217.1	–	164.7	–	164.7	–
U.S. treasury	2,094.2	–	2,094.2	–	1,669.6	–	1,669.6	–
U.S. states and municipalities	6,998.2	–	6,998.2	–	6,227.7	–	6,227.7	–
Other government	1,559.0	–	1,559.0	–	1,067.3	–	1,067.3	–
Corporate and other	1,534.8	–	701.8	833.0	1,405.2	–	967.6	437.6

	12,419.3	–	11,586.3	833.0	10,552.8	–	10,115.2	437.6

Preferred stocks:
Canadian	173.9	–	16.7	157.2	242.3	–	78.9	163.4
U.S.	322.4	–	321.6	0.8	490.7	–	471.1	19.6
Other	24.3	–	24.3	–	31.8	–	31.8	–

	520.6	–	362.6	158.0	764.8	–	581.8	183.0

Common stocks:
Canadian	918.2	786.7	109.7	21.8	678.1	643.7	7.2	27.2
U.S.	907.3	478.0	29.4	399.9	814.6	402.1	28.2	384.3
Other	3,112.8	1,922.1	563.3	627.4	2,607.9	1,672.2	370.6	565.1

	4,938.3	3,186.8	702.4	1,049.1	4,100.6	2,718.0	406.0	976.6

Derivatives and other invested assets(1)	558.1	–	285.0	273.1	244.8	1.7	96.6	146.5

Short sale and derivative obligations	(160.8)	–	(160.8)	–	(268.4)	–	(268.4)	–

Holding company cash and investments and portfolio investments measured at fair value	24,568.8	9,356.5	12,899.1	2,313.2	23,406.0	10,658.5	11,003.8	1,743.7

	100.0%	38.1%	52.5%	9.4%	100.0%	45.5%	47.0%	7.5%

Investments in associates (note 6)(2)	2,070.5	1,046.4	35.5	988.6	1,815.0	806.5	35.2	973.3

(1)
Excluded from these totals are certain real estate investments of $6.2 (December 31, 2013 – $23.1) which are carried at cost less any accumulated amortization and impairment.

(2)
The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During 2014 and 2013 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and equity warrants, and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheet and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheet and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheet. These investments are primarily valued using net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months of notice to liquidate. Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and Warrants	Total
Balance – January 1	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	151.7	(35.1)	27.2	15.5	(21.1)	5.5	143.7
Purchases	249.2	4.1	112.9	26.2	5.6	121.1	519.1
Transfer into category due to change in accounting treatment	–	6.0	–	–	–	–	6.0
Sales	(5.5)	–	(57.5)	(36.3)	–	–	(99.3)

Balance – December 31	833.0	158.0	775.3	117.6	156.2	273.1	2,313.2

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and Warrants	Total
Balance – January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	4.0	(23.2)	37.1	25.2	(5.3)	(108.3)	(70.5)
Purchases	356.2	116.2	358.9	22.7	8.9	139.0	1,001.9
Sales	(41.7)	–	(18.0)	(57.8)	(7.2)	–	(124.7)

Balance – December 31	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2014	2013
Interest income:
Cash and short term investments	27.8	33.2
Bonds	474.1	435.1
Derivatives and other	(151.6)	(161.5)

	350.3	306.8

Dividends:
Preferred stocks	38.1	39.6
Common stocks	42.1	55.7

	80.2	95.3

Investment expenses	(26.7)	(25.2)

Interest and dividends	403.8	376.9

Share of profit of associates (note 6)	105.7	96.7

Net gains (losses) on investments

	2014				2013
	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unreal- ized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	139.7		1,300.9	1,440.6	219.5	(1,151.1)	(931.6)
Preferred stocks	(161.8	)(1)	20.0	(141.8)	(1.2)	46.9	45.7
Common stocks	483.5		(216.6)	266.9	684.1	257.1	941.2

	461.4		1,104.3	1,565.7	902.4	(847.1)	55.3

Derivatives:
Common stock and equity index short positions	(377.9)	(2)	183.4	(194.5)	(1,956.2) (2)	(25.8)	(1,982.0)
Common stock and equity index long positions	70.3	(2)	(23.8)	46.5	273.0 (2)	20.9	293.9
Credit default swaps	(8.5)		8.4	(0.1)	(30.3)	28.7	(1.6)
Equity warrants and call options	66.6		19.2	85.8	32.4 (5)	(14.7)	17.7
CPI-linked derivatives	–		17.7	17.7	–	(126.9)	(126.9)
Other	21.0		(10.7)	10.3	32.4	(37.8)	(5.4)

	(228.5)		194.2	(34.3)	(1,648.7)	(155.6)	(1,804.3)

Foreign currency gains (losses) on:
Investing activities	(55.8)		(98.7)	(154.5)	(5.7)	75.0	69.3
Underwriting activities	53.5		–	53.5	15.8	–	15.8
Foreign currency contracts	61.3		143.1	204.4	(13.8)	(8.9)	(22.7)

	59.0		44.4	103.4	(3.7)	66.1	62.4

Gain on disposition of associates	54.0	(3)	41.2 (4)	95.2	130.2 (5)	–	130.2

Other	6.1		0.1	6.2	(7.7)	0.1	(7.6)

Net gains (losses) on investments	352.0		1,384.2	1,736.2	(627.5)	(936.5)	(1,564.0)

(1)
During the fourth quarter of 2014, a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock).

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)
During 2014 the company sold its holdings in MEGA Brands and two KWF LPs and recognized net realized gains of $15.3 and $31.4 respectively.

(4)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2.

(5)
During 2013 the company sold its investments in Imvescor, The Brick and a private company and recognized net realized gains of $13.9 ($6.2 related to common shares and $7.7 related to equity warrants), $111.9 and $12.1 respectively.

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2014			Year ended December 31, 2014	December 31, 2013			Year ended December 31, 2013
	Ownership percentage	Fair value	Carrying value	Share of profit (loss)	Ownership percentage	Fair value	Carrying value	Share of profit (loss)
Insurance and reinsurance associates:
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(7)	26.0%	268.5	107.5	33.0	26.0%	261.0	80.1	10.1
Gulf Insurance Company ("Gulf Insurance")	41.4%	235.9	208.3	14.1	41.4%	242.3	216.0	8.8
Thai Re Public Company Limited ("Thai Re")(1)	30.0%	120.6	76.4	(13.7)	23.8%	96.5	49.9	(24.6)
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.3%	39.3	38.4	4.8	27.1%	33.7	37.0	3.6
Falcon Insurance PLC ("Falcon Thailand")	40.5%	9.0	9.0	1.6	40.5%	7.6	7.6	0.8

		673.3	439.6	39.8		641.1	390.6	(1.3)

Non-insurance associates:
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(4)	–	274.9	274.9	13.5	–	351.4	351.4	38.9
Grivalia Properties REIC ("Grivalia Properties")(2)	40.6%	376.3	334.1	18.9	18.3%	122.0	73.0	1.8

		651.2	609.0	32.4		473.4	424.4	40.7

Other(8)(9)(11)
Resolute Forest Products Inc. ("Resolute")	30.5%	507.7	353.7	15.7	30.5%	462.1	391.4	38.5
Arbor Memorial Services Inc. ("Arbor Memorial")	41.8%	78.4	54.8	9.7	41.8%	62.1	50.1	3.3
Partnerships, trusts and other(5)(6)(10)	–	159.9	160.6	8.1	–	87.2	87.8	8.1
MEGA Brands Inc. ("MEGA Brands")(3)	–	–	–	–	27.4%	89.1	88.2	7.4

		746.0	569.1	33.5		700.5	617.5	57.3

		1,397.2	1,178.1	65.9		1,173.9	1,041.9	98.0

Investments in associates		2,070.5	1,617.7	105.7		1,815.0	1,432.5	96.7

(1)
During the third quarter of 2014 the company increased its ownership interest in Thai Re from 23.8% at December 31, 2013 to 30.0% at December 31, 2014 following participation in Thai Re's rights offering and a concurrent private placement (representing an aggregate increase in the carrying value of Thai Re of $41.3). During the third quarter of 2013 Thai Re sold a minority share of a wholly owned subsidiary to unrelated third parties and recognized a net gain in equity. The company recorded its $8.9 share of the after-tax net gain directly in equity.

(2)
During the first quarter of 2014 the company participated in Grivalia Properties' (formerly Eurobank Properties REIC prior to October 15, 2014) rights offering which increased its ownership from 18.3% at December 31, 2013 to 40.6% at December 31, 2014 (representing an increase in the carrying value of Grivalia Properties of $291.9).

(3)
On April 30, 2014 Mattel, Inc. acquired MEGA Brands. The company received net cash proceeds of $101.6 for its holdings in MEGA Brands and recognized a net gain on investment of $15.3 (including amounts previously recorded in accumulated other comprehensive income).

(4)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson, Inc. and its affiliates ("Kennedy-Wilson") to invest in U.S. and international real estate properties. The company participates as a limited partner in the KWF LPs, with limited partnership interests ranging from 50% to 90%. Kennedy-Wilson holds the remaining limited partnership interests in each of the KWF LPs and is also the General Partner. For the KWF LPs where the company may exercise veto rights over one or more key activities, those partnerships are considered joint ventures under IFRS 11. Where the company has no veto rights over key activities, the company is considered to have significant influence under IAS 28. The equity method of accounting is applied to all of the KWF LPs.

  During 2014 the company sold its holdings in two KWF LPs and recognized net gains of $21.5 and $9.9 respectively.

(5)
On March 31, 2014 the company, through its subsidiaries, acquired a 40.0% interest in AFGRI Limited ("AgriCo") for cash consideration of $78.5. AgriCo is a leading South African agricultural services and foods group.

(6)
During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Resorts for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2. See note 23.

(7)
During the first quarter of 2013 the company participated in ICICI Lombard's rights offering and paid $4.8 to maintain its 26.0% ownership interest.

(8)
On March 28, 2013 the company sold all of its ownership interest in The Brick for net proceeds of Cdn$221.2 (Cdn$5.40 per common share) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited.

(9)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants.

(10)
On January 18, 2013 the company sold all of its ownership interest in a private company for net proceeds of $14.0 and recognized a net gain on investment of $12.1.

(11)
The company determined that it had obtained significant influence over Cara effective October 31, 2013 but as the company did not hold any Cara common shares, the equity method of accounting could not be applied. See note 23.

Changes in the investments in associates balances for the years ended December 31 were as follows:

	2014	2013
Balance – January 1	1,432.5	1,355.3
Share of pre-tax comprehensive income (loss) of associates:
Share of profit of associates	105.7	96.7
Share of other comprehensive loss, excluding gains (losses) on defined benefit plans	(67.5)	(15.3)
Share of gains (losses) on defined benefit plans	(50.8)	12.5

	(12.6)	93.9
Dividends received	(29.1)	(9.1)
Acquisitions, divestitures and net changes in capitalization	309.4	(8.4)
Change in status from associate to subsidiary (note 23)	(61.5)	–
Foreign exchange effect and other	(21.0)	0.8

Balance – December 31	1,617.7	1,432.5

The company's strategic investment of $97.5 at December 31, 2014 (December 31, 2013 – $108.6) in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust") is classified as at FVTPL within common stocks on the consolidated balance sheet.

7.    Short Sales and Derivatives

The following table summarizes the notional amount and fair value of the company's derivative financial instruments:

	December 31, 2014				December 31, 2013
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions–		4,891.8	29.8	97.2	–	4,583.0	2.5	123.8
Equity total return swaps – short positions	–	1,965.1	97.7	36.5	–	1,744.4	15.4	84.8
Equity total return swaps – long positions	–	177.9	–	15.9	–	263.5	15.4	7.5
Equity call options	–	–	–	–	–	13.0	1.7	–
Warrants	15.6	143.5	35.2	–	15.6	150.5	15.4	–
CPI-linked derivative contracts	655.4	111,797.9	238.4	–	545.8	82,866.9	131.7	–
Foreign exchange forward contracts	–	–	121.3	5.3	–	–	15.6	42.8
Other derivative contracts	–	–	27.7	5.9	–	–	39.1	9.5

Total			550.1	160.8			236.8	268.4

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At December 31, 2014 equity hedges with a notional amount of $6,856.9 (December 31, 2013 – $6,327.4) represented 89.6% (December 31, 2013 – 98.2%) of the company's equity and equity-related holdings of $7,651.7 (December 31, 2013 – $6,442.6). The decrease in the hedge ratio resulted from appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. During 2014 the company's equity and equity-related holdings after equity hedges produced net gains of $347.4 (2013 – net losses of $536.9).

During 2014 the company paid net cash of $377.9 (2013 – $1,956.2) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements). In the future, the company may manage its net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards. Refer to note 24 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	December 31, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,204.70	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	854.85	13,044,000	206.1	641.12	783.75
Other equity indices	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,701.9	–	–	–	1,481.8	–	–
(1)
The aggregate notional amounts on the dates that the short positions were first initiated.

As at December 31, 2014 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $243.5 (December 31, 2013 – $267.8). During 2014 the company received net cash of $70.3 (2013 – $273.0) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At December 31, 2014 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $969.7 (December 31, 2013 – $927.3), comprised of collateral of $788.6 (December 31, 2013 – $723.2) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $181.1 (December 31, 2013 – $204.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

Equity warrants were acquired in conjunction with the company's investment in debt securities of various Canadian companies. At December 31, 2014 the warrants have expiration dates ranging from 1 year to 8 years (December 31, 2013 – 2 years to 9 years).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2014 these contracts have a remaining weighted average life of 7.4 years (December 31, 2013 – 7.5 years) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indexes underlying the company's CPI-linked derivative contracts:

		December 31, 2014				December 31, 2013
		Notional Amount				Notional Amount
Underlying CPI index	Floor rate(1)	Original currency	U.S. dollars	Weighted average strike price	Index value at period end	Original currency	U.S. dollars	Weighted average strike price	Index value at period end
United States	0.0%	46,225.0	46,225.0	231.32	234.81	34,375.0	34,375.0	230.43	233.05
United States	0.5%	12,600.0	12,600.0	238.30	234.81	–	–	–	–
United Kingdom	0.0%	3,300.0	5,145.6	243.82	257.50	3,300.0	5,465.7	243.82	253.40
European Union	0.0%	36,775.0	44,499.7	111.24	117.01	28,475.0	39,236.9	109.85	117.28
France	0.0%	2,750.0	3,327.6	124.85	125.81	2,750.0	3,789.3	124.85	125.82

			111,797.9				82,866.9

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

During 2014 the company purchased $35,954.2 (2013 – $32,327.7) notional amount of CPI-linked derivative contracts at a cost of $120.6 (2013 – $99.8). Additional premiums of $24.0 were paid in 2013 to increase the strike price of certain CPI-linked derivative contracts (primarily the U.S. CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $17.7 in 2014 (2013 – net unrealized losses of $126.9).

Foreign exchange forward contracts

Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at December 31, 2014 consisted of cash of $27.8 and government securities of $164.5 (December 31, 2013 – $25.3 and $25.1 respectively). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2014. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 24.

Hedge of net investment in Canadian subsidiaries

The company has designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,488.7 (December 31, 2013 – principal amount of Cdn$1,525.0 with a fair value of $1,544.4) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. In 2014 the company recognized pre-tax gains of $118.7 (2013 – $96.9) related to foreign currency movements on the unsecured senior notes in change in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2014			December 31, 2013
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,689.6	395.7	2,293.9	2,680.9	408.1	2,272.8
Provision for losses and loss adjustment expenses	17,749.1	3,355.7	14,393.4	19,212.8	4,213.3	14,999.5

Total insurance contract liabilities	20,438.7	3,751.4	16,687.3	21,893.7	4,621.4	17,272.3

Current	6,985.2	1,894.0	5,091.2	7,327.6	2,002.5	5,325.1
Non-current	13,453.5	1,857.4	11,596.1	14,566.1	2,618.9	11,947.2

	20,438.7	3,751.4	16,687.3	21,893.7	4,621.4	17,272.3

At December 31, 2014 the company's net loss reserves of $14,393.4 (December 31, 2013 – $14,999.5) were comprised of case reserves of $7,285.0 and IBNR of $7,108.4 respectively (December 31, 2013 – $7,811.3 and $7,188.2 respectively).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2014	2013
Provision for unearned premiums – January 1	2,680.9	2,727.4
Gross premiums written	7,459.9	7,227.1
Less: premiums earned	(7,358.2)	(7,294.0)
Acquisitions of subsidiaries	2.6	83.2
Foreign exchange effect and other	(95.6)	(62.8)

Provision for unearned premiums – December 31	2,689.6	2,680.9

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2014	2013
Provision for losses and loss adjustment expenses – January 1	19,212.8	19,648.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(473.9)	(470.3)
Losses and expenses for claims occurring in the current year	4,901.3	5,085.9
Paid on claims occurring during:
the current year	(1,201.4)	(1,212.8)
the prior years	(4,081.0)	(4,358.7)
Acquisitions of subsidiaries	0.4	690.3
Foreign exchange effect and other	(609.1)	(170.4)

Provision for losses and loss adjustment expenses – December 31	17,749.1	19,212.8

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar years' provision for losses and loss adjustment expenses as at December 31, 2014.

	Calendar year
	2007	2008	2009	2010	2011	2012	2013	2014
Provision for losses and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1
Less: CTR Life(1)	21.5	34.9	27.6	25.3	24.2	20.6	17.9	15.2

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9
Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9	3,627.6	4,323.5	4,081.1
Two years later	5,130.8	5,336.4	5,307.6	5,441.4	6,076.7	7,153.1
Three years later	6,784.9	7,070.7	6,846.3	7,063.1	7,920.3
Four years later	8,124.6	8,318.7	7,932.7	8,333.3
Five years later	9,079.0	9,189.1	8,936.9
Six years later	9,730.6	10,039.4
Seven years later	10,458.1
Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8	17,316.4	19,021.2	18,375.6
Two years later	14,493.8	14,844.4	14,726.6	15,959.7	17,013.6	18,529.4
Three years later	14,579.9	14,912.4	14,921.6	15,705.6	16,721.0
Four years later	14,679.5	15,127.5	14,828.9	15,430.4
Five years later	14,908.6	15,091.0	14,663.1
Six years later	14,947.2	15,011.7
Seven years later	14,964.2
Favourable (unfavourable) development	(142.5)	(579.4)	(185.9)	593.6	487.0	1,098.8	819.3
Comprised of – favourable (unfavourable):
Effect of foreign currency translation	208.8	(348.4)	44.1	231.3	221.9	446.0	345.4
Loss reserve development	(351.3)	(231.0)	(230.0)	362.3	265.1	652.8	473.9

	(142.5)	(579.4)	(185.9)	593.6	487.0	1,098.8	819.3

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the manner in which the company manages foreign currency risk is discussed further in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2014 of $473.9 in the table preceding this paragraph was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development primarily relating to asbestos and other latent reserves.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to asbestos exposure on a gross and net basis for the years ended December 31:

	2014		2013
	Gross	Net	Gross	Net(1)
Asbestos
Balance – beginning of year	1,353.1	981.8	1,426.4	953.7
Losses and loss adjustment expenses incurred	49.3	36.4	77.2	18.6
Losses and loss adjustment expenses paid	(178.1)	(121.5)	(150.5)	9.5

Balance – end of year	1,224.3	896.7	1,353.1	981.8

(1)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced the losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

Fair Value

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2014		December 31, 2013
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	20,383.6	20,438.7	21,276.4	21,893.7
Ceded reinsurance contracts	3,641.4	3,751.4	4,386.7	4,621.4

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money whereas the carrying values (including the reinsurers' share thereof) do not reflect discounting. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2014		December 31, 2013
Change in Interest Rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point rise	19,808.9	3,552.6	20,677.0	4,275.0
100 basis point decline	21,004.5	3,737.0	21,924.3	4,506.7

9.    Reinsurance

Reinsurers' share of insurance contract liabilities is comprised as follows:

	December 31, 2014			December 31, 2013
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,410.0	(54.3)	3,355.7	4,276.8	(63.5)	4,213.3
Reinsurers' share of paid losses	380.7	(150.0)	230.7	518.6	(165.3)	353.3
Provision for unearned premiums	395.7	–	395.7	408.1	–	408.1

	4,186.4	(204.3)	3,982.1	5,203.5	(228.8)	4,974.7

Current			2,070.6			2,292.3
Non-current			1,911.5			2,682.4

			3,982.1			4,974.7

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with pricing remaining flat and in some cases decreasing. Further compounding these effects has been the relatively benign level of catastrophe losses for reinsurers in the United States over the last number of years. The company will remain opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 24 discusses the company's management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon its analysis of historical recoveries, the level of allowance already in place and management's judgment on future collectability.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2014
	Paid losses	Unpaid losses	Unearned premiums	Provision	Net recoverable
Balance – January 1, 2014	518.6	4,276.8	408.1	(228.8)	4,974.7
Reinsurers' share of losses paid to insureds	1,380.2	(1,380.2)	–	–	–
Reinsurance recoveries received	(1,507.6)	–	–	–	(1,507.6)
Reinsurers' share of losses or premiums earned	–	626.9	(1,142.0)	–	(515.1)
Premiums ceded to reinsurers	–	–	1,158.1	–	1,158.1
Change in provision, recovery or write-off of impaired balances	(3.0)	(0.3)	–	22.9	19.6
Acquisitions of subsidiaries	–	–	–	–	–
Foreign exchange effect and other	(7.5)	(113.2)	(28.5)	1.6	(147.6)

Balance – December 31, 2014	380.7	3,410.0	395.7	(204.3)	3,982.1

	2013
	Paid losses	Unpaid losses	Unearned premiums	Provision	Net recoverable
Balance – January 1, 2013	469.6	4,663.7	427.4	(269.9)	5,290.8
Reinsurers' share of losses paid to insureds	1,444.1	(1,444.1)	–	–	–
Reinsurance recoveries received	(1,421.4)	–	–	–	(1,421.4)
Reinsurers' share of losses or premiums earned	–	900.6	(1,216.7)	–	(316.1)
Premiums ceded to reinsurers	–	–	1,190.9	–	1,190.9
Change in provision, recovery or write-off of impaired balances	5.6	(2.8)	–	40.0	42.8
Acquisitions of subsidiaries	37.6	199.8	18.2	–	255.6
Foreign exchange effect and other	(16.9)	(40.4)	(11.7)	1.1	(67.9)

Balance – December 31, 2013	518.6	4,276.8	408.1	(228.8)	4,974.7

Included in commissions, net in the consolidated statement of earnings is commission income earned on premiums ceded to reinsurers in 2014 of $261.0 (2013 – $243.7).

On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments.

On March 29, 2013 TIG Insurance commuted a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8). The gain of $33.1 on the commutation is recorded in ceded losses on claims in the consolidated statement of earnings.

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2014	December 31, 2013
Insurance premiums receivable	1,262.7	1,192.1
Reinsurance premiums receivable	427.0	527.4
Funds withheld receivable	223.3	228.3
Other	50.6	101.3
Provision for uncollectible balances	(31.9)	(32.1)

	1,931.7	2,017.0

The following changes have occurred in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31:

	Insurance premiums receivable		Reinsurance premiums receivable
	2014	2013	2014	2013
Balance – January 1	1,192.1	1,151.1	527.4	605.3
Gross premiums written	5,322.9	5,078.9	2,137.0	2,148.2
Premiums collected	(4,825.5)	(4,677.1)	(1,704.4)	(1,690.2)
Impairments	(1.0)	(0.1)	(2.8)	0.2
Amounts due to brokers and agents	(387.2)	(340.6)	(516.7)	(550.3)
Acquisitions of subsidiaries	0.2	21.5	–	–
Foreign exchange effect and other	(38.8)	(41.6)	(13.5)	14.2

Balance – December 31	1,262.7	1,192.1	427.0	527.4

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2014	2013
Balance – January 1	462.4	463.1
Acquisition costs deferred	1,360.0	1,305.3
Amortization of deferred costs	(1,312.6)	(1,300.2)
Foreign exchange effect and other	(12.2)	(5.8)

Balance – December 31	497.6	462.4

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2014	851.3	243.0	59.2	35.0	62.3	61.0	1,311.8
Additions	220.9	55.3	33.3	15.9	3.0	–	328.4
Disposals	–	–	(0.5)	(0.5)	–	–	(1.0)
Amortization and impairment of intangible assets	–	(19.3)	(22.1)	(7.7)	–	–	(49.1)
Foreign exchange effect	(23.5)	(5.3)	(0.8)	–	(1.3)	(0.9)	(31.8)

Balance – December 31, 2014	1,048.7	273.7	69.1	42.7	64.0	60.1	1,558.3

Gross carrying amount	1,048.7	362.1	192.9	56.8	64.0	60.1	1,784.6
Accumulated amortization	–	(88.4)	(115.2)	(14.1)	–	–	(217.7)
Accumulated impairment	–	–	(8.6)	–	–	–	(8.6)

	1,048.7	273.7	69.1	42.7	64.0	60.1	1,558.3

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2013	791.1	254.5	82.5	4.2	122.3	66.6	1,321.2
Additions	83.2	14.2	27.2	32.1	10.6	–	167.3
Disposals	–	–	(0.9)	–	(65.7)	–	(66.6)
Amortization and impairment of intangible assets	–	(19.6)	(48.5)	(1.3)	–	–	(69.4)
Foreign exchange effect	(23.0)	(6.1)	(1.1)	–	(4.9)	(5.6)	(40.7)

Balance – December 31, 2013	851.3	243.0	59.2	35.0	62.3	61.0	1,311.8

Gross carrying amount	851.3	314.9	161.8	41.6	62.3	61.0	1,492.9
Accumulated amortization	–	(71.9)	(94.0)	(6.6)	–	–	(172.5)
Accumulated impairment	–	–	(8.6)	–	–	–	(8.6)

	851.3	243.0	59.2	35.0	62.3	61.0	1,311.8

Goodwill and intangible assets are allocated to the respective cash-generating units ("CGUs") as follows:

	December 31, 2014			December 31, 2013
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Zenith National	317.6	136.3	453.9	317.6	145.9	463.5
Crum & Forster	153.1	141.7	294.8	108.7	78.4	187.1
OdysseyRe	116.0	66.7	182.7	104.2	64.7	168.9
Northbridge	102.3	74.6	176.9	102.7	75.2	177.9
U.S. Runoff	34.4	9.0	43.4	34.4	11.6	46.0
Thomas Cook India	77.0	44.2	121.2	78.6	45.6	124.2
Sterling Resorts	66.3	0.4	66.7	–	–	–
The Keg	62.6	–	62.6	–	–	–
IKYA	31.2	20.6	51.8	24.5	21.9	46.4
All other	88.2	16.1	104.3	80.6	17.2	97.8

	1,048.7	509.6	1,558.3	851.3	460.5	1,311.8

At December 31, 2014 consolidated goodwill of $1,048.7 and intangible assets of $509.6 (principally related to the value of customer and broker relationships and brand names) was comprised primarily of amounts arising on the acquisitions of Pethealth, Sterling Resorts and The Keg during 2014, American Safety, Hartville and IKYA during 2013, Thomas Cook India during 2012, First Mercury, Pacific Insurance and Sporting Life during 2011, Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2014 and it was concluded that no impairment had occurred.

When testing for impairment, the recoverable amount of a CGU is calculated as the higher of value in use and fair value less costs of disposal. The recoverable amount of each CGU was based on fair value less costs of disposal, determined on the basis of market prices, where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including forecasts of operating cash flows, premium volumes, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. Forecasts of future cash flows are based on the best estimates of future premiums or revenue, operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management. The cash flow forecasts are adjusted by applying appropriate discount rates within a range of 8.4% to 12.9% for insurance business and 10.5% to 18.7% for non-insurance business. The weighted average growth rate used to extrapolate cash flows beyond five years was 3.0%. A reasonably possible change in any key assumption is not expected to cause the carrying value of any CGU to exceed its recoverable amount.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2014			December 31, 2013
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	123.7	327.9	451.6	133.4	107.8	241.2
Accrued interest and dividends	128.5	0.1	128.6	136.7	–	136.7
Income taxes refundable	40.7	10.4	51.1	103.3	10.8	114.1
Receivables for securities sold but not yet settled	16.9	–	16.9	56.5	–	56.5
Deferred compensation plans	48.4	–	48.4	49.1	–	49.1
Pension assets (note 21)	33.1	–	33.1	45.2	–	45.2
Prepaid expenses	37.9	10.2	48.1	38.3	6.7	45.0
Other reporting segment sales receivables	–	185.5	185.5	–	101.1	101.1
Other reporting segment inventories	–	129.0	129.0	–	79.2	79.2
Other	172.0	83.3	255.3	161.1	58.9	220.0

	601.2	746.4	1,347.6	723.6	364.5	1,088.1

Current	330.6	379.0	709.6	409.0	202.2	611.2
Non-current	270.6	367.4	638.0	314.6	162.3	476.9

	601.2	746.4	1,347.6	723.6	364.5	1,088.1

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2014			December 31, 2013
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Payable to reinsurers	391.6	–	391.6	480.5	–	480.5
Salaries and employee benefit liabilities	173.0	31.4	204.4	209.4	8.9	218.3
Pension and post retirement liabilities (note 21)	175.2	23.4	198.6	148.5	18.4	166.9
Amounts withheld and accrued taxes	87.5	38.2	125.7	67.0	32.2	99.2
Ceded deferred premium acquisition costs	91.3	–	91.3	79.7	–	79.7
Accrued commissions	69.0	0.3	69.3	67.6	0.4	68.0
Accrued premium taxes	55.9	–	55.9	62.6	–	62.6
Amounts payable to agents and brokers	16.7	–	16.7	61.8	–	61.8
Accrued interest expense	40.6	0.7	41.3	36.4	0.1	36.5
Accrued legal and professional fees	24.3	3.0	27.3	25.4	0.6	26.0
Accounts payable for securities purchased but not yet settled	14.8	–	14.8	22.4	–	22.4
Deferred gift card revenue	–	64.0	64.0	–	–	–
Other reporting segment payables related to cost of sales	–	177.0	177.0	–	87.3	87.3
Administrative and other	409.7	141.5	551.2	367.6	63.8	431.4

	1,549.6	479.5	2,029.1	1,628.9	211.7	1,840.6

Current	969.9	347.4	1,317.3	1,026.1	160.1	1,186.2
Non-current	579.7	132.1	711.8	602.8	51.6	654.4

	1,549.6	479.5	2,029.1	1,628.9	211.7	1,840.6

15.  Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	December 31, 2014			December 31, 2013
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Subsidiary indebtedness – non-insurance companies(c)
Ridley secured revolving facility at floating rate	2.4	2.4	2.4	4.8	4.8	4.8
Thomas Cook India short term loans and bank overdraft primarily at fixed rates	4.6	4.6	4.6	6.0	6.0	6.0
IKYA credit facilities and bank overdraft at floating rates	27.6	27.6	27.6	10.3	10.3	10.3
Other loans and bank overdraft primarily at floating rates	3.0	3.0	3.0	4.7	4.7	4.7

	37.6	37.6	37.6	25.8	25.8	25.8

Long term debt – non-insurance companies(c)
The Keg Cdn$57.0 million note at 7.5% due May 31, 2042(1)	49.2	49.2	49.2	–	–	–
The Keg term loan at floating rate due July 1, 2016(1)	31.1	30.7	30.7	–	–	–
Thomas Cook India debentures (INR 1.0 billion) at 10.52% due April 15, 2018(2)	15.8	15.8	16.5	16.2	16.1	16.1
Other loans	3.3	3.3	3.3	2.2	2.8	2.8

	99.4	99.0	99.7	18.4	18.9	18.9

Long term debt – holding company borrowings
Fairfax unsecured notes:
8.25% due October 1, 2015(3)	82.4	82.4	86.4	82.4	82.3	91.3
7.375% due April 15, 2018(3)	144.2	144.1	163.7	144.2	144.0	161.7
7.50% due August 19, 2019 (Cdn$400.0)(4)	345.3	343.2	402.1	376.5	373.8	426.2
7.25% due June 22, 2020 (Cdn$275.0)(4)	237.4	236.1	275.5	258.8	257.2	290.0
5.80% due May 15, 2021(5)	500.0	496.1	522.4	500.0	495.5	507.0
6.40% due May 25, 2021 (Cdn$400.0)(4)	345.3	342.7	388.2	376.5	373.5	400.9
5.84% due October 14, 2022 (Cdn$450.0)(2)(4)	388.5	394.0	422.9	423.5	429.7	427.3
4.875% due August 13, 2024(1)	300.0	294.4	296.7	–	–	–
8.30% due April 15, 2026(3)	91.8	91.5	115.7	91.8	91.5	107.4
7.75% due July 15, 2037(3)	91.3	90.2	107.2	91.3	90.2	93.9
Trust preferred securities of subsidiaries(1)(6)	2.1	2.1	2.1	9.1	9.1	9.2
Purchase consideration payable(7)	139.7	139.7	139.7	144.2	144.2	144.2

	2,668.0	2,656.5	2,922.6	2,498.3	2,491.0	2,659.1

Long term debt – insurance and reinsurance companies
OdysseyRe unsecured senior notes:
6.875% due May 1, 2015(8)	125.0	124.9	127.2	125.0	124.5	134.7
Series A, floating rate due March 15, 2021(9)	50.0	49.8	50.2	50.0	49.9	47.3
Series B, floating rate due March 15, 2016(1)(9)	–	–	–	50.0	49.9	50.6
Series C, floating rate due December 15, 2021(10)	40.0	39.9	41.0	40.0	39.9	38.5
First Mercury floating rate trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4
Zenith National 8.55% redeemable debentures due August 1, 2028	38.4	38.1	38.1	38.4	38.1	38.1
Advent floating rate subordinated notes due June 3, 2035	48.5	47.1	43.8	50.5	49.0	45.5
Advent floating rate unsecured senior notes due 2026	46.0	44.7	46.0	46.0	44.6	46.0
American Safety floating rate trust preferred securities due December 15, 2035(1)(2)	–	–	–	25.0	21.5	21.5

	389.3	385.9	387.7	466.3	458.8	463.6

Long term debt	3,156.7	3,141.4	3,410.0	2,983.0	2,968.7	3,141.6

Current	216.7			5.4
Non-current	2,940.0			2,977.6

	3,156.7			2,983.0

(a)
Principal net of unamortized issue costs and discounts.

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(1)
During 2014 the company and its subsidiaries completed the following debt transactions:

(a)
On December 15, 2014 Runoff redeemed $25.0 principal amount (carrying value of $21.5) of American Safety's floating rate trust preferred securities due 2035 for cash consideration of $25.0 and recorded a loss on repurchase of long term debt of $3.5 in other expenses in the consolidated statement of earnings.

(b)
On December 15, 2014 OdysseyRe redeemed $50.0 principal amount of its Series B unsecured senior notes due 2016 for cash consideration of $50.0.

(c)
On August 13, 2014 the company through its wholly-owned subsidiary, Fairfax (US) Inc., completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 at an issue price of 99.026 for net proceeds after discount, commissions and expenses of $294.2. Commissions and expenses of $2.9 were included as part of the carrying value of the debt. These senior notes are guaranteed by Fairfax and redeemable at the issuer's option, in whole at any time or in part from time to time, at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 37.5 basis points together, in each case, with accrued interest thereon to the date of redemption.

(d)
The company repurchased $7.0 principal amount of trust preferred securities due 2027 for cash consideration of $7.1 and recorded a loss on repurchase of long term debt of $0.1 in other expenses in the consolidated statement of earnings.

(e)
On February 4, 2014 the company assumed $86.1 of long term debt of The Keg pursuant to the transaction described in note 23. At that date the long term debt was comprised of a note payable with a principal amount of $51.4 (Cdn$57.0) bearing interest at 7.50% per annum due May 31, 2042 and term loans with a principal amount of $34.7 (Cdn$38.4) bearing interest at a floating rate due July 1, 2016.

(2)
During 2013 the company and its subsidiaries completed the following debt transactions:

(a)
On November 1, 2013 OdysseyRe repaid the $182.9 principal amount of its unsecured senior notes upon maturity.

(b)
On October 3, 2013 pursuant to the acquisition of American Safety described in note 23, the company assumed the $35.5 carrying value of trust preferred securities issued by American Safety Capital Trust I, II, and III (statutory business trust subsidiaries of American Safety). On November 25, 2013 and December 31, 2013 American Safety redeemed all $8.0 and $5.0 principal amounts of its outstanding Trust I and Trust II preferred securities for cash consideration of $8.2 and $5.2 respectively.

(c)
On April 15, 2013 Thomas Cook India issued $18.3 (1.0 billion Indian rupees) principal amount of 10.52% debentures due 2018 at par value for net proceeds after commissions and expenses of $18.2 (993.1 million Indian rupees). Commissions and expenses of $0.1 (6.9 million Indian rupees) were included as part of the carrying value of the debt. The debentures are repayable in equal annual instalments of $6.1 (333.3 million Indian rupees) in each of 2016, 2017 and 2018.

(d)
On January 22, 2013 the company repurchased $12.2 principal amount of its unsecured senior notes due 2017 for cash consideration of $12.6. On March 11, 2013 the company redeemed the remaining $36.2 principal amount outstanding of its unsecured senior notes due 2017 for cash consideration of $37.7 and recorded a loss on repurchase of long term debt of $3.4 (inclusive of $1.5 of unamortized issue costs). The loss is reflected in other expenses in the consolidated statement of earnings.

(e)
On January 21, 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of unsecured senior notes due 2022 at an issue price of $103.854 (an effective yield of 5.33%) for net proceeds after commissions and expenses of $259.9 (Cdn$258.1). Commissions and expenses of $1.5 (Cdn$1.5) were included as part of the carrying value of the debt. Subsequent to this offering, an aggregate principal amount of Cdn$450.0 of Fairfax unsecured senior notes due 2022 was outstanding. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

(3)
This debt has no provision for redemption prior to the contractual maturity date. During 2002 the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2014 was $20.9 (December 31, 2013 – $22.8).

(4)
Redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par.

(5)
Redeemable at the company's option, in whole or in part, at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points together, in each case, with accrued interest thereon to the date of redemption.

(6)
TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, issued 8.597% mandatory redeemable capital securities, maturing in 2027.

(7)
On December 16, 2002 the company acquired Xerox's 72.5% economic interest in TRG, the holding company of International Insurance Company ("IIC"), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

(8)
Redeemable at OdysseyRe's option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points together, in each case, with accrued interest thereon to the date of redemption.

(9)
The Series A and Series B notes are callable by OdysseyRe on any interest payment date at their par value plus accrued and unpaid interest. The interest rate on each series of debenture is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

(10)
The Series C notes are callable by OdysseyRe on any interest payment date at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.50% and is reset after every payment date.

Consolidated interest expense in 2014 of $206.3 (2013 – $211.2) was comprised of interest on long term debt and subsidiary indebtedness of $201.2 and $5.1 respectively (2013 – $207.9 and $3.3 respectively).

Principal repayments on long term debt are due as follows:

2015	216.7
2016	41.1
2017	134.1
2018	149.4
2019	345.3
Thereafter	2,270.1

Subsequent to December 31, 2014

On March 3, 2015 the company completed an underwritten public offering of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 at an issue price of 99.114 for net proceeds after discount, commissions and expenses of $275.7 (Cdn$343.3). Commissions and expenses of $2.9 (Cdn$3.6) will be included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par. The net proceeds from this offering will form part of the financing for the Brit Offer described in note 23.

On February 16, 2015, a Canadian chartered bank provided the company with a £1.2 billion commitment for the full amount of the consideration payable pursuant to the Brit Offer as described in note 23.

Credit Facilities

On December 18, 2012 Fairfax extended the term of its $300.0 unsecured revolving credit facility (the "credit facility") with a syndicate of lenders to December 31, 2016. As at December 31, 2014 no amounts had been drawn on the credit facility.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2014 included 1,548,000 (December 31, 2013 – 1,548,000) multiple voting shares and 20,865,645 (December 31, 2013 – 20,865,653) subordinate voting shares without par value prior to deducting 438,247 (December 31, 2013 – 414,421) subordinate voting shares reserved in treasury for share-based payment awards. The multiple voting shares are not publicly traded.

Subsequent to December 31, 2014

On March 3, 2015 the company completed an underwritten public offering of 1.15 million subordinate voting shares at a price of Cdn$650.00 per share, resulting in net proceeds of $575.9 (Cdn$717.1) after commissions and expenses of $24.4 (Cdn$30.4).

On March 3, 2015 the company completed an underwritten public offering of 9,200,000 cumulative five-year reset preferred shares, Series M for Cdn$25.00 per share, resulting in net proceeds of $179.0 (Cdn$222.9) after commissions and expenses of $5.7 (Cdn$7.1). Series M preferred shares are redeemable by the company on March 31, 2020 and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of the unredeemed Series M preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series N on March 31, 2020 and on each subsequent five-year anniversary date. The Series N preferred shares (of which none are currently issued) will have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 3.98%.

The net proceeds from the above offerings will form part of the financing for the Brit Offer described in note 23.

Common stock

The number of shares outstanding was as follows:

	2014	2013
Subordinate voting shares – January 1	20,451,232	19,496,641
Issuances during the year	–	1,000,000
Purchases for cancellation	(8)	(36)
Net treasury shares acquired	(23,826)	(45,373)

Subordinate voting shares – December 31	20,427,398	20,451,232
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	21,176,168	21,200,002

During 2014 and 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2014 the company repurchased 8 shares (2013 – 36) for cancellation from former employees. The company also acquires its own subordinate voting shares on the open market for its share-based payment awards. During 2014 the company repurchased for treasury 23,826 subordinate voting shares (2013 – 45,373) for use in its share-based payment awards.

On November 15, 2013 the company issued 1 million subordinate voting shares at a price of Cdn$431.00 per share, resulting in net proceeds of $399.5 (Cdn$417.1) after commissions and expenses of $13.3 (Cdn$13.9).

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 5, 2015	January 20, 2015	January 27, 2015	$10.00	$216.1
January 3, 2014	January 21, 2014	January 28, 2014	$10.00	$215.7
January 4, 2013	January 22, 2013	January 29, 2013	$10.00	$205.5

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series G	Series I	Series K	Total
Balance – January 1 and December 31, 2013	10,000,000	–	8,000,000	10,000,000	12,000,000	9,500,000	49,500,000
Repurchases	–	–	(75,326)	–	–	–	(75,326)
Conversions	(3,983,616)	3,983,616	–	–	–	–	–

Balance – December 31, 2014	6,016,384	3,983,616	7,924,674	10,000,000	12,000,000	9,500,000	49,424,674

The carrying value of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series G	Series I	Series K	Total
Balance – January 1 and December 31, 2013	227.2	–	183.1	235.9	288.5	231.7	1,166.4
Repurchases	–	–	(1.7)	–	–	–	(1.7)
Conversions	(90.5)	90.5	–	–	–	–	–

Balance – December 31, 2014	136.7	90.5	181.4	235.9	288.5	231.7	1,164.7

On December 31, 2014 holders of Series C preferred shares converted 3,983,616 shares into Series D preferred shares.

During 2014, under the terms of its normal course issuer bid, the company repurchased for cancellation 75,326 Series E preferred shares (2013 – nil) with a carrying value of $1.7 for a net cost of $1.2.

The terms of the company's cumulative five-year rate reset preferred shares are as follows:

	Next redemption date	Number of shares outstanding	Stated capital	Liquidation preference per share	Fixed dividend rate per annum
Series C(1)	December 31, 2019	6,016,384	Cdn $150.4	Cdn $25.00	4.58%
Series D(1)(3)	December 31, 2019	3,983,616	Cdn $99.6	Cdn $25.00	–
Series E(2)	March 31, 2015	7,924,674	Cdn $198.1	Cdn $25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $250.0	Cdn $25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $300.0	Cdn $25.00	5.00%
Series K(2)	March 31, 2017	9,500,000	Cdn $237.5	Cdn $25.00	5.00%
(1)
Fixed rate cumulative Series C and floating rate cumulative Series D preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C and Series D preferred shares will have the right, at their option, to convert their shares from Series C to Series D, or vice versa, on December 31, 2019, and on each subsequent five-year anniversary date.

(2)
Series E, Series G, Series I and Series K preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G, Series I and Series K preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015), Series J (on December 31, 2015) and Series L (on March 31, 2017) respectively and on each subsequent five-year anniversary date. The Series F, Series H, Series J and Series L preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada treasury bill yield current on March 31, 2015, September 30, 2015, December 31, 2015 and March 31, 2017, or any subsequent five-year anniversary plus 2.16%, 2.56%, 2.85% and 3.51% respectively.

(3)
Series D preferred shares have a dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, with rate resets at the end of each calendar quarter.

Accumulated other comprehensive income (loss)

The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2014			December 31, 2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings:
Currency translation account	5.5	(21.3)	(15.8)	66.0	(7.2)	58.8
Share of accumulated other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(83.3)	12.9	(70.4)	(15.8)	(1.9)	(17.7)

	(77.8)	(8.4)	(86.2)	50.2	(9.1)	41.1

Items that will not be subsequently reclassified to net earnings:
Share of gains (losses) on defined benefit plans of associates	(38.3)	10.5	(27.8)	12.5	(3.6)	8.9
Gains (losses) on defined benefit plans	(7.8)	3.7	(4.1)	36.2	(7.8)	28.4

	(46.1)	14.2	(31.9)	48.7	(11.4)	37.3

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(123.9)	5.8	(118.1)	98.9	(20.5)	78.4

Other comprehensive income (loss)

The amounts related to each component of consolidated other comprehensive income (loss) for the years ended December 31 were as follows:

	2014			2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings:
Change in unrealized foreign currency translation gains (losses) on foreign operations	(186.6)	(14.1)	(200.7)	(174.2)	9.8	(164.4)
Change in gains on hedge of net investment in Canadian subsidiaries	118.7	–	118.7	96.9	–	96.9
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(67.5)	14.8	(52.7)	(15.3)	2.4	(12.9)

	(135.4)	0.7	(134.7)	(92.6)	12.2	(80.4)

Items that will not be subsequently reclassified to net earnings:
Share of gains (losses) on defined benefit plans of associates	(50.8)	14.1	(36.7)	12.5	(3.6)	8.9
Change in gains (losses) on defined benefit plans	(44.6)	11.7	(32.9)	45.8	(14.5)	31.3

	(95.4)	25.8	(69.6)	58.3	(18.1)	40.2

Other comprehensive income (loss)	(230.8)	26.5	(204.3)	(34.3)	(5.9)	(40.2)

Non-controlling interests

Year ended December 31, 2014

On September 3, 2014 Thomas Cook India increased its ownership interest in Sterling Resorts from 41.9% to 55.1%, pursuant to the transaction described in note 23, and recorded non-controlling interests of $74.1 on its consolidated balance sheet.

On May 21, 2014 Fairfax Asia acquired an 80.0% interest in Fairfax Indonesia, pursuant to the transaction described in note 23, and recorded non-controlling interests of $1.0 on its consolidated balance sheet.

On February 4, 2014 the company acquired a 51.0% interest in The Keg, pursuant to the transaction described in note 23, and recorded non-controlling interests of $10.8 on its consolidated balance sheet.

Year ended December 31, 2013

In October 2013 the company contributed its 81.7% interest in Prime Restaurants to Cara Operations Limited, pursuant to the transaction described in note 23, and derecognized non-controlling interests in Prime Restaurants of $13.4 from its consolidated balance sheet.

In May 2013 the company acquired a 58.0% economic interest in IKYA, pursuant to the transaction described in note 23, and recorded non-controlling interests of $13.9 on its consolidated balance sheet.

In May 2013 Thomas Cook India completed a private placement of newly issued common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India), pursuant to the transaction described in note 23, which reduced the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at December 31, 2013. The company recorded additional non-controlling interests in Thomas Cook India of $31.9 on its consolidated balance sheet as a result of the 12.1% change in the company's ownership.

17.  Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	2014	2013
Net earnings (loss) attributable to shareholders of Fairfax	1,633.2	(573.4)
Preferred share dividends	(56.9)	(60.8)
Excess of book value over consideration of preferred shares purchased for cancellation	0.5	–

Net earnings (loss) attributable to common shareholders – basic and diluted	1,576.8	(634.2)

Weighted average common shares outstanding – basic	21,186,325	20,360,251
Share-based payment awards(1)	411,814	–

Weighted average common shares outstanding – diluted	21,598,139	20,360,251

Net earnings (loss) per common share – basic	$74.43	$(31.15)
Net earnings (loss) per common share – diluted	$73.01	$(31.15)
(1)
Anti-dilutive share-based payment awards of 313,898 were excluded from the calculation of net loss per diluted common share in 2013.

18.  Income Taxes

The company's provision for (recovery of) income taxes for the years ended December 31 was as follows:

	2014	2013
Current income tax
Current year expense	184.8	30.2
Adjustments to prior years' income taxes	(33.2)	(35.0)

	151.6	(4.8)

Deferred income tax
Origination and reversal of temporary differences	514.2	(512.4)
Adjustments to prior years' deferred income taxes	8.8	77.2
Other	(1.3)	3.4

	521.7	(431.8)

Provision for (recovery of) income taxes	673.3	(436.6)

A significant portion of the company's earnings (loss) before income taxes is incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31, 2014 and 2013 are summarized in the following table:

	2014				2013
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total
Earnings (loss) before income taxes	133.1	1,755.7	449.1	2,337.9	(114.6)	(1,061.5)	175.0	(1,001.1)
Provision for (recovery of) income taxes	48.7	570.1	54.5	673.3	(8.7)	(464.3)	36.4	(436.6)

Net earnings (loss)	84.4	1,185.6	394.6	1,664.6	(105.9)	(597.2)	138.6	(564.5)

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The increase in pre-tax profitability in the Canada, U.S. and Other in 2014 compared to 2013, primarily reflected realized and unrealized net investment gains and an improvement in underwriting results.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31, 2014 and 2013 are summarized in the following table:

	2014	2013
Canadian statutory income tax rate	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	619.5	(265.3)
Non-taxable investment income	(109.2)	(166.4)
Tax rate differential on income and losses incurred outside Canada	121.8	(125.0)
Recovery relating to prior years	(17.4)	(25.2)
Change in unrecorded tax benefit of losses and temporary differences	24.4	107.7
Foreign exchange	22.7	18.9
Change in tax rate for deferred income taxes	(10.9)	2.6
Other including permanent differences	22.4	16.1

Provision for (recovery of) income taxes	673.3	(436.6)

Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. In 2014 it also included a provision for income taxes of $38.0 following an internal reorganization of the U.S. shareholders of OdysseyRe (see note 25) that triggered the release of taxable gains on intercompany transactions within the U.S. consolidated tax group that had been deferred in prior years.

The tax rate differential on income and losses incurred outside Canada of $121.8 in 2014 principally reflected significant pre-tax net unrealized investment gains, combined with improved underwriting results in the U.S. The tax rate differential on income and losses incurred outside Canada of $125.0 in 2013 principally reflected significant pre-tax net unrealized investment losses on bonds and equity hedges in the U.S. The statutory income tax rate in the U.S. is significantly higher than the Canadian statutory income tax rate.

The recovery relating to prior years of $17.4 in 2014 and $25.2 in 2013 was primarily due to the release of provisions following the completion of prior year income tax audits.

The change in unrecorded tax benefit of losses and temporary differences in 2014 was primarily comprised of deferred tax assets in Canada of $28.1 (2013 – $45.8) that were not recorded by the company because the related pre-tax losses did not meet the applicable recognition criteria under IFRS, and the de-recognition of $9.0 (2013 – $50.0) of U.S. foreign tax credits which had been recorded as deferred tax assets in prior years after determining that it was no longer probable that those tax credits could be utilized prior to expiration.

Income taxes refundable and payable were as follows:

	December 31, 2014	December 31, 2013
Income taxes refundable	51.1	114.1
Income taxes payable	(118.3)	(80.1)

Net income taxes (payable) refundable	(67.2)	34.0

Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:

	2014	2013
Balance – January 1	34.0	39.4
Amounts recorded in the consolidated statements of earnings	(151.6)	4.8
Payments made (refunds received) during the year	52.3	(19.9)
Acquisition of subsidiaries	(5.1)	10.3
Foreign exchange effect and other	3.2	(0.6)

Balance – December 31	(67.2)	34.0

The following table presents the gross movement in the net deferred income tax asset during the years ended December 31:

	2014
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2014	690.9	334.9	94.9	(82.1)	(131.8)	(42.3)	105.5	45.0	1,015.0
Amounts recorded in the consolidated statement of earnings	(213.3)	(39.5)	(5.3)	(12.8)	(1.3)	(272.2)	8.2	14.5	(521.7)
Amounts recorded in total equity	–	–	–	–	–	0.8	(1.4)	25.8	25.2
Acquisition of subsidiary (note 23)	9.8	–	0.1	–	(24.1)	(25.0)	–	(10.2)	(49.4)
Foreign exchange effect and other	(7.7)	(2.4)	0.1	(0.6)	1.9	(0.6)	–	0.6	(8.7)

Balance – December 31, 2014	479.7	293.0	89.8	(95.5)	(155.3)	(339.3)	112.3	75.7	460.4

	2013
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2013	397.2	344.1	82.8	(68.5)	(137.9)	(239.8)	158.6	71.1	607.6
Amounts recorded in the consolidated statement of earnings	304.9	(14.6)	7.3	(12.9)	17.0	193.1	(53.1)	(9.9)	431.8
Amounts recorded in total equity	–	–	–	–	–	8.0	–	(18.0)	(10.0)
Acquisition of subsidiary (note 23)	1.2	7.2	4.6	–	(19.1)	–	–	(0.4)	(6.5)
Foreign exchange effect and other	(12.4)	(1.8)	0.2	(0.7)	8.2	(3.6)	–	2.2	(7.9)

Balance – December 31, 2013	690.9	334.9	94.9	(82.1)	(131.8)	(42.3)	105.5	45.0	1,015.0

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2014 related to operating and capital losses and provision for losses and loss adjustment expenses. The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes.

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2014 management has not recorded deferred income tax assets of $464.8 (December 31, 2013 – $449.5) related primarily to operating and capital losses and

U.S. foreign tax credits. The losses for which deferred income tax assets have not been recorded are comprised of $933.6 of losses in Canada (December 31, 2013 – $741.7), $412.6 of losses in Europe (December 31, 2013 – $485.9), $58.2 of losses in the U.S. (December 31, 2013 – $100.9), and $59.0 of foreign tax credits in the U.S. (December 31, 2013 – $50.0). The losses in Canada expire between 2015 and 2034. The losses and foreign tax credits in the U.S. expire between 2020 and 2033. The losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.0 billion at December 31, 2014 (December 31, 2013 – $1.1 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2014 by the subsidiaries, comprised of cash and marketable securities, which are eliminated on consolidation was $605.8 (2013 – $361.4), inclusive of $250.0 of dividends received in connection with the OdysseyRe reorganization described in note 25. Based on the surplus and net income of the subsidiaries at December 31, 2014 the company has access to dividend capacity for dividend payment during 2015 at each of its primary operating companies as follows:

December 31, 2014
Northbridge(1)	191.3
Crum & Forster	68.3
Zenith National	110.7
OdysseyRe	324.9

695.2

(1)
Subject to prior regulatory approval.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the "AMF"), is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with a Quebec transaction. Further details concerning the investigation are, by law, not permitted to be disclosed. Fairfax and these officers are fully cooperating with the investigation and they are not aware of any reasonable basis for any legal proceedings against them. However, if the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

OdysseyRe, Advent and RiverStone (UK) ("the Lloyd's participants") participate in Lloyd's through their 100% ownership of certain Lloyd's syndicates. The Lloyd's participants have pledged securities and cash, with a fair value of $591.9 and $10.7 respectively as at December 31, 2014, in deposit trust accounts in favour of Lloyd's based on certain minimum amounts required to support the liabilities of the syndicates as determined under the risk-based capital models and on approval by Lloyd's. Pledged securities and restricted cash consist primarily of bonds and subsidiary cash and short term investments respectively, included within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these securities subject to certain admissibility criteria. These pledged assets effectively secure the contingent obligations of the Lloyd's syndicates should they not meet their obligations. The Lloyd's participants' contingent liability to Lloyd's is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2014 totaled $474.3.

21.  Pensions and Post Retirement Benefits

The company's subsidiaries have a number of arrangements primarily in Canada, the United States, and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations to determine the amount of their pension contributions. All of the defined benefit pension plans have had funding valuations performed within the past two years.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans' assets as of December 31, 2014 and 2013 were invested principally in high quality fixed income securities and cash and short term investments.

Defined benefit pension plan assets at December 31, and the company's use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of those assets, were as follows:

	December 31, 2014				December 31, 2013
	Total fair value of plan assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value of plan assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity instruments	198.5	183.2	15.3	–	218.3	215.0	3.3	–
Fixed income securities	246.1	97.8	135.5	12.8	172.9	85.2	87.7	–
Cash and short term investments	122.2	122.2	–	–	143.8	143.8	–	–

	566.8	403.2	150.8	12.8	535.0	444.0	91.0	–

The following tables set forth the funded status of the company's benefit plans along with amounts recognized in the company's consolidated financial statements for both defined benefit pension plans and post retirement benefit plans as at and for the years ended December 31.

	Defined benefit pension plans		Post retirement benefit plans
	2014	2013	2014	2013
Change in benefit obligation
Balance – January 1	579.4	580.0	76.0	79.3
Cost of benefits earned in the year	18.2	21.3	4.8	5.4
Interest cost on benefit obligation	25.7	23.2	3.4	3.1
Actuarial (gain) loss – participant experience	1.3	11.8	(1.9)	(7.5)
Actuarial loss – change in demographic assumptions	18.6	9.7	5.5	0.8
Actuarial (gain) loss – change in financial assumptions	49.9	(33.0)	4.1	(3.2)
Benefits paid	(21.6)	(18.7)	(4.8)	(2.8)
Plan amendments	0.2	0.1	(0.2)	–
Curtailment	–	–	0.9	2.1
Business acquisition	–	–	4.5	–
Change in foreign currency exchange rates	(31.7)	(15.0)	(1.4)	(1.2)

Balance – December 31	640.0	579.4	90.9	76.0

Change in fair value of plan assets
Balance – January 1	535.0	502.4	–	–
Interest income on plan assets	24.1	20.3	–	–
Actuarial gain	33.0	25.7	–	–
Plan administration expense	(0.7)	(0.6)	–	–
Company contributions	29.4	20.7	4.7	2.7
Plan participant contributions	–	–	0.1	0.1
Benefits paid	(21.6)	(18.7)	(4.8)	(2.8)
Change in foreign currency exchange rates	(32.4)	(14.8)	–	–

Balance – December 31	566.8	535.0	–	–

Funded status of plans – deficit	(73.2)	(44.4)	(90.9)	(76.0)
Impact of asset ceiling	(1.4)	(1.3)	–	–

Net accrued liability	(74.6)	(45.7)	(90.9)	(76.0)

Amounts recognized in the consolidated balance sheet at December 31
Other assets	33.1	45.2	–	–
Accounts payable and accrued liabilities	(107.7)	(90.9)	(90.9)	(76.0)

Net accrued liability	(74.6)	(45.7)	(90.9)	(76.0)

Weighted average assumptions used to determine benefit obligations
Discount rate	4.1%	4.6%	4.2%	4.5%
Rate of compensation increase	3.5%	3.6%	3.7%	4.0%
Assumed overall health care cost trend	–	–	7.2%	7.6%

The company's pension and post retirement expense for the years ended December 31 is comprised of the following:

	Defined benefit pension plans		Post retirement benefit plans
	2014	2013	2014	2013
Defined benefit pension and post retirement expense:
Cost of benefits earned in the year, net of employee contributions	18.2	21.3	4.7	5.3
Net interest expense	1.6	2.9	3.4	3.1
Plan administration expense	0.7	0.6	–	–
Plan amendments	0.2	0.1	(0.2)	–
Curtailment and settlement	–	–	0.9	2.1

Total benefit expense recognized in the consolidated statement of earnings	20.7	24.9	8.8	10.5
Defined contribution benefit expense	24.1	21.9	–	–

	44.8	46.8	8.8	10.5

The sensitivity of the defined benefit obligations to changes in key assumptions at December 31, 2014 are presented below on a weighted average basis. This analysis was performed on each individual defined benefit plan using the same methodology that was applied to determine the benefit obligation recognized in the consolidated balance sheet, while holding all other assumptions constant.

		Impact on accumulated benefit obligation increase (decrease)
		2014		2013
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Defined benefit pension plans
Discount rate	0.5%	(55.2)	61.9	(48.5)	53.8
Rate of compensation increase	0.5%	11.4	(11.0)	9.7	(9.3)
Post retirement benefit plans
Discount rate	0.5%	(6.8)	7.7	(5.3)	5.9
Health care cost trend rate	1.0%	14.9	(11.9)	9.7	(7.9)

The assumed annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 7.2% in 2015, decreasing to 4.6% by 2025 calculated on a weighted average basis.

During 2014 the company contributed $34.1 (2013 – $23.4) to its defined benefit pension and post retirement benefit plans. Based on the company's current expectations, the 2015 contributions to its defined benefit pension plans and post retirement benefit plans will be approximately $22.9 and $2.9 respectively.

22.  Operating Leases

Aggregate future minimum commitments at December 31, 2014 under operating leases relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2015	98.6
2016	86.8
2017	75.7
2018	69.2
2019	62.8
Thereafter	195.0

23.  Acquisitions and Divestitures

Subsequent to December 31, 2014

Acquisition of Brit PLC

On February 16, 2015 the company announced that it had reached an agreement with the board of directors of Brit PLC ("Brit") regarding the terms of a recommended cash offer to acquire all of the outstanding shares of Brit (the "Brit Offer") for a total price of 305 pence per share, comprising 280 pence in cash to be paid by the company and Brit's announced 2014 final and special dividends of 25 pence (the "Brit Offer Price"). The aggregate purchase price for the Brit Offer is approximately $1.88 billion (£1.22 billion). The Brit Offer is subject to customary closing conditions, including customary competition and merger conditions and other regulatory approvals as required. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer.

The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer.

Investment in Fairfax India Holdings Corporation

On January 30, 2015 the company, through subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India Holdings Corporation ("Fairfax India") for $300.0 through a private placement. These multiple voting shares represented approximately 95.2% of the voting rights and 28.3% of the equity interest in Fairfax India upon the closing of its offerings (inclusive of the over-allotment of subordinate voting shares that closed on February 10, 2015). Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. Fairfax India will be included in the company's consolidated financial reporting commencing in the first quarter of 2015.

Acquisition of Union Assurance General Limited

On January 1, 2015 the company acquired 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $26.8 (3.5 billion Sri Lankan rupees). Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business and writing approximately $41 of gross premiums written in 2013.

Acquisition of Eastern European Insurers

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia. The existing businesses and renewal rights of QBE's operations in the Czech Republic, Hungary and Slovakia are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. In QBE's most recent fiscal year, its operations in the Czech Republic, Hungary and Slovakia generated over $40 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

Acquisition of MCIS Insurance Berhad

On December 1, 2014 the company entered into an agreement to acquire the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") through its wholly-owned subsidiary Pacific Insurance. The transaction is subject to customary closing conditions, including Malaysian court approval, and is expected to close in the first quarter of 2015. MCIS is an established general insurer in Malaysia with over $55 of gross premiums written in 2013 in its general insurance business.

Year ended December 31, 2014

Acquisition of Pethealth Inc.

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth Inc. ("Pethealth") for cash consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with Pethealth's marketing of pet medical insurance were allocated to the Crum & Forster ($90.9, comprised of $39.4 of goodwill, $47.3 of customer relationships and $4.2 of computer software) and Northbridge ($17.3, comprised of $8.3 of goodwill, $8.0 of customer relationships and $1.0 of computer software) reporting segments since Crum & Forster and Northbridge were to become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment. Pethealth is headquartered in Canada and provides pet medical insurance, related management software and pet-related database management services in North America and the United Kingdom.

Acquisition of Sterling Holiday Resorts (India) Limited

During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest to 55.1% by acquiring additional common shares of Sterling Resorts for cash consideration of $19.2 (1,162.6 million Indian rupees). Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts at fair value as of September 3, 2014, resulting in the recognition of a one-time non-cash gain of $41.2 in net gains on investments in the consolidated statement of earnings, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting. The acquisition of Sterling Resorts was financed internally by subsidiaries of Fairfax. The assets and liabilities and results of operations of Sterling Resorts were consolidated within the Other reporting segment. Goodwill and intangible assets was comprised of $69.2 of goodwill and $0.4 of computer software. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. Fairfax's economic interest in Sterling Resorts at December 31, 2014 was 40.2% since that interest is held through 73.0%-owned Thomas Cook India.

Acquisition of Praktiker Hellas Commercial Societe Anonyme

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0 million). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.

Acquisition of PT Batavia Mitratama Insurance

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance – Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Acquisition of Keg Restaurants Limited

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. Goodwill and intangible assets was comprised of $65.4 of goodwill and $0.1 of computer software The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

The identifiable assets acquired and liabilities assumed in connection with the significant acquisitions described above are summarized in the table below.

	Pethealth		Sterling Resorts		The Keg
Acquisition date	November 14, 2014		September 3, 2014		February 4, 2014
Percentage of common shares acquired	100.0%		40.2%	(3)	51.0%
Assets:
Portfolio investments(1)	10.7		19.1		126.0
Goodwill and intangible assets	108.2	(2)	69.6	(4)	65.5
Other assets	7.7		176.3		78.9

	126.6		265.0		270.4

Liabilities:
Accounts payable and accrued liabilities	19.9		52.8		76.7
Deferred income taxes	18.0	(2)	17.0		20.1
Long term debt	–		2.1		86.1

	37.9		71.9		182.9
Non-controlling interests	–		74.1		10.8
Purchase consideration	88.7		119.0		76.7

	126.6		265.0		270.4

(1)
Included in the carrying value of the acquired portfolio investments of Pethealth, Sterling Resorts and The Keg were $10.7, $0.5 and $24.8 respectively of subsidiary cash and cash equivalents.

(2)
For segment reporting, goodwill and intangible assets, and the related deferred income taxes, associated with Pethealth have been allocated to Crum & Forster ($90.9 and $18.0 respectively) and Northbridge ($17.3 and $2.4 respectively).

(3)
Fairfax's 40.2% economic interest in Sterling Resorts as a result of acquiring a 55.1% interest in Sterling Resorts through 73.0%-owned Thomas Cook India.

(4)
Preliminary goodwill on the acquisition of Sterling Resorts was partially comprised of additional non-cash purchase consideration of $41.2 arising on the re-measurement to fair value of the previously held equity accounted interest.

The determination of the fair value of assets and liabilities of the acquired subsidiaries described in the paragraphs above are preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the respective acquisition dates.

Year ended December 31, 2013

Disposition of Prime Restaurants Inc.

On October 31, 2013 the company contributed its 81.7% interest in Prime Restaurants Inc. ("Prime Restaurants") to Cara Operations Limited ("Cara") in exchange for Cara preferred shares and equity warrants with a combined fair value of $54.5 (Cdn$56.9). Subsequently, the company determined that it no longer controlled Prime Restaurants and de-consolidated Prime Restaurants from its consolidated financial reporting effective October 31, 2013, resulting in the recognition of a loss on disposition of $4.2 (Cdn$4.4) in 2013. In addition, the company made a cash contribution of $95.9 (Cdn$100.0) to Cara in exchange for Cara preferred shares, subordinated debt and equity warrants. The company's investment in Cara equity warrants represents potential voting interests of approximately 39.4% (equity warrants currently exercisable) and 48.5% (inclusive of equity warrants exercisable in two years) assuming all holders of Cara convertible securities (including those owned by the company) exercised their options to convert. The company determined that it had obtained significant influence over Cara effective October 31, 2013 but as the company did not hold any Cara common shares, the equity method of accounting could not be applied. The Cara preferred shares, subordinated debt and equity warrants are recorded as at FVTPL investments in holding company cash and investments and portfolio investments on the consolidated balance sheet.

Acquisition of American Safety Insurance Holdings, Ltd.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary ("AS Re") to an unrelated third party for net proceeds of $52.5. The renewal rights to certain lines of business formerly written by American Safety were assumed by Crum & Forster and Hudson Insurance representing estimated annual gross premiums written of $103. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson Insurance and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). Goodwill and intangible assets was comprised of $34.4 of goodwill and $24.5 of renewal rights. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

Acquisition of Hartville Group, Inc.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. The assets and liabilities and results of operations of Hartville were consolidated in the U.S. Insurance reporting segment. Goodwill and intangible assets was comprised of $21.2 of goodwill and $7.0 related to an operating license. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 of gross premiums written annually.

Acquisition of IKYA Human Capital Solutions Private Limited

On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited ("IKYA") for purchase consideration of $46.8 (2,563.2 million Indian rupees). The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment. Goodwill and intangible assets was comprised of $27.6 of goodwill, $14.2 of customer relationships, $10.6 of brand names and $0.2 of computer software. The identifiable assets acquired and liabilities assumed represented Fairfax's 58.0% economic interest in IKYA as a result of acquiring IKYA through 75.0%-owned Thomas Cook India. IKYA provides specialized human resources services to leading corporate clients in India.

Private Placement of Thomas Cook India Common Shares

On May 7, 2013 Thomas Cook India completed a private placement of 34,379,606 newly issued common shares at 53.50 Indian rupees per share to qualified institutional buyers (other than existing shareholders of Thomas Cook India) and received net proceeds of $32.9 (1,780.5 million Indian rupees) after expenses. The proceeds were used to partially finance the acquisition of IKYA as described in the preceding paragraph. This transaction reduced the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0%, thereby satisfying securities regulations in India stipulating that the company reduce its ownership interest in Thomas Cook India to 75.0% or less by August 2013.

The identifiable assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table below.

	American Safety	Hartville	IKYA
Acquisition date	October 3, 2013	July 3, 2013	May 14, 2013
Percentage of common shares acquired	100.0%	100.0%	58.0%	(1)
Assets:
Insurance contract receivables	21.5	11.9	–
Portfolio investments(2)	765.9	4.9	2.1
Recoverable from reinsurers	220.0	–	–
Deferred income taxes	3.8	–	–
Goodwill and intangible assets	58.9	28.2	52.6
Asset held for sale(3)	52.5	–	–
Other assets	10.8	0.9	52.5

	1,133.4	45.9	107.2

Liabilities:
Subsidiary indebtedness	–	–	8.0
Accounts payable and accrued liabilities	69.7	3.8	31.0
Deferred income taxes	–	–	7.5
Funds withheld payable to reinsurers	58.9	–	–
Insurance contract liabilities	652.2	8.1	–
Long term debt(4)	35.5	–	–

	816.3	11.9	46.5
Non-controlling interests	–	–	13.9
Purchase consideration	317.1	34.0	46.8

	1,133.4	45.9	107.2

(1)
Fairfax's 58.0% economic interest in IKYA as a result of acquiring a 77.3% interest in IKYA through 75.0%-owned Thomas Cook India.

(2)
Included in the carrying value of the acquired portfolio investments of American Safety, Hartville and IKYA were $485.7, $4.9 and $2.1 respectively of subsidiary unrestricted cash and cash equivalents.

(3)
Asset held for sale was comprised of the fair value of the net assets of American Safety's Bermuda-based reinsurance subsidiary sold to an unrelated third party on October 8, 2013 for net proceeds of $52.5.

(4)
Subsequent to the acquisition American Safety repaid $13.0 principal amount of its trust preferred securities for cash consideration of $13.4 as described in note 15.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2014 compared to those identified at December 31, 2013, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2014 compared to December 31, 2013.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each of the operating companies has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. The independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is currently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company's operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. The company also actively takes steps to reduce the volume of insurance and reinsurance underwritten on particular types of risks when it desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company's principal lines of business and the significant insurance risks inherent therein:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, and umbrella coverage;

  •
  Specialty, which insures against marine, aerospace and surety risk, and other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company's concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) by line of business amounted to $400.1 for property (2013 – $427.3), $539.1 for casualty (2013 – $575.9) and $218.9 for specialty (2013 – $187.7) for the year ended December 31, 2014.

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Property	560.9	573.3	1,173.5	1,238.9	405.7	351.6	448.5	525.7	2,588.6	2,689.5
Casualty	516.0	552.3	2,805.9	2,548.3	268.0	237.1	490.0	416.2	4,079.9	3,753.9
Specialty	113.1	118.2	211.0	197.3	247.8	244.7	219.5	223.5	791.4	783.7

Total	1,190.0	1,243.8	4,190.4	3,984.5	921.5	833.4	1,158.0	1,165.4	7,459.9	7,227.1

Insurance	1,120.7	1,164.7	3,426.0	3,148.0	404.3	398.2	371.9	368.0	5,322.9	5,078.9
Reinsurance	69.3	79.1	764.4	836.5	517.2	435.2	786.1	797.4	2,137.0	2,148.2

	1,190.0	1,243.8	4,190.4	3,984.5	921.5	833.4	1,158.0	1,165.4	7,459.9	7,227.1

(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Malaysia, Singapore, Indonesia and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

The table below shows the sensitivity of earnings from operations before income taxes and total equity after giving effect to a one percentage point increase in the loss ratio. The loss ratio is regarded as an additional GAAP measure and is calculated by the company with respect to its ongoing insurance and reinsurance operations as losses on claims (including losses and loss adjustment expenses) expressed as a percentage of net premiums earned. Such an increase could arise from higher frequency of losses, increased severity of losses, or from a combination of both. The sensitivity analysis presented below does not consider the probability of such changes to loss frequency or severity occurring or any non-linear effects of reinsurance and as a result, each additional percentage point increase in the loss ratio would result in a linear impact on earnings from operations before income taxes and total equity. In practice, the company monitors insurance risk by evaluating extreme scenarios with models which consider the non-linear effects of reinsurance.

	Insurance						Reinsurance		Insurance and Reinsurance
	Northbridge		U.S.		Fairfax Asia		OdysseyRe		Other
For the years ended December 31	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Impact of +1% increase in loss ratio on:
Earnings from operations before income taxes	9.4	9.9	20.2	19.3	2.7	2.6	23.6	23.7	3.9	4.4
Total equity	6.9	7.3	13.0	12.5	2.4	2.2	15.3	15.4	3.6	3.8

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2014 compared to December 31, 2013.

The company's aggregate gross credit risk exposure at December 31, 2014 (without taking into account amounts held by the company as collateral) was comprised as follows:

	December 31, 2014	December 31, 2013
Cash and short term investments	6,293.3	8,011.4
Bonds:
U.S., U.K., German, and Canadian sovereign government	2,408.2	2,134.7
Other sovereign government	1,261.0	620.5
Canadian provincials	217.1	164.7
U.S. states and municipalities	6,998.2	6,227.7
Corporate and other	1,534.8	1,405.2
Receivable from counterparties to derivative contracts	514.9	219.6
Insurance contract receivables	1,931.7	2,017.0
Recoverable from reinsurers	3,982.1	4,974.7
Other assets	664.9	561.4

Total gross credit risk exposure	25,806.2	26,336.9

At December 31, 2014, the company had income taxes refundable of $51.1 (December 31, 2013 – $114.1).

Cash and Short Term Investments

The company's cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the operations are located. At December 31, 2014, 89.0% of these balances were held in Canadian and U.S. financial institutions, 3.4% in European financial institutions and 7.6% in other foreign financial institutions (December 31, 2013 – 93.0%, 2.3% and 4.7% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to other institutions considered by management to be more stable.

Investments in Debt Instruments

The company's risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at December 31, 2014 the company had investments with a fair value of $9,978.9 (December 31, 2013 – $8,298.0) in bonds exposed to credit risk representing in the aggregate 38.1% (December 31, 2013 – 33.4%) of the total investment portfolio (all bonds included in Canadian provincials, U.S. states and municipalities, corporate and other, and other sovereign government bonds). Other sovereign government bonds included Greek bonds purchased at deep discounts to par of $178.6 (December 31, 2013 – $248.9) that were rated below investment grade. As at December 31, 2014 and 2013, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain. The company considers its investment in sovereign bonds rated AA/Aa or higher (primarily sovereign bonds issued by the U.S., U.K., German and Canadian governments, including $2,094.2 (December 31, 2013 – $1,669.6) of U.S. treasury bonds), representing 9.3% (December 31, 2013 – 9.1%) of the total investment portfolio, to present only a nominal risk of default. The company's exposure to credit risk from its investment in debt securities remained substantially unchanged at December 31, 2014 compared to December 31, 2013 notwithstanding purchases of higher yielding Canadian corporate bonds during 2014. There were no other significant changes to the company's framework used to monitor, evaluate and manage credit risk at December 31, 2014 compared to December 31, 2013 with respect to the company's investments in debt securities.

The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2014			December 31, 2013
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	2,402.4	2,636.2	21.2	2,693.0	2,533.8	24.0
AA/Aa	5,266.0	6,419.2	51.8	3,994.5	4,472.8	42.4
A/A	839.8	956.4	7.7	2,135.8	2,247.8	21.3
BBB/Baa	994.5	1,097.4	8.8	169.9	177.4	1.7
BB/Ba	35.1	51.8	0.4	34.9	44.6	0.4
B/B	359.7	178.6	1.4	447.3	294.5	2.8
Lower than B/B and unrated	879.5	1,079.7	8.7	774.3	781.9	7.4

Total	10,777.0	12,419.3	100.0	10,249.7	10,552.8	100.0

There were no significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2014 compared to December 31, 2013, notwithstanding the increase in the categories rated AA/Aa and BBB/Baa. The increase in bonds rated AA/Aa and BBB/Baa reflected an upgrade to the credit rating on certain of the company's taxable U.S. state bonds (in the A/A category on December 31, 2013) and the purchases of other sovereign government bonds respectively. At December 31, 2014, 89.5% (December 31, 2013 – 89.4%) of the fixed income portfolio carrying value was rated investment grade or better, with 73.0% (December 31, 2013 – 66.4%) being rated AA or better (primarily consisting of government obligations). At December 31, 2014 holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $4,829.7 (December 31, 2013 – $3,324.3), which represented approximately 18.4% (December 31, 2013 – 13.4%) of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2014 was $653.3 (December 31, 2013 – $250.0), which represented approximately 2.5% (December 31, 2013 – 1.0%) of the total investment portfolio.

The consolidated investment portfolio included $7.0 billion (December 31, 2013 – $6.2 billion) of U.S. state and municipal bonds (approximately $5.2 billion tax-exempt, $1.8 billion taxable), a large portion of which were purchased during 2008 and are owned in the subsidiary investment portfolios. A significant portion of the company's investment in U.S. state and municipal bonds, approximately $3.9 billion at December 31, 2014 (December 31, 2013 – $3.7 billion), are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Counterparties to Derivative Contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	December 31, 2014	December 31, 2013
Total derivative assets(1)	514.9	219.6
Impact of net settlement arrangements	(110.0)	(136.1)
Fair value of collateral deposited for the benefit of the company(2)	(171.1)	(47.4)
Excess collateral pledged by the company in favour of counterparties	137.1	123.1
Initial margin not held in segregated third party custodian accounts	61.8	60.0

Net derivative counterparty exposure after net settlement and collateral arrangements	432.7	219.2

(1)
Excludes exchange traded instruments comprised principally of equity and credit warrants and equity call options which are not subject to counterparty risk.

(2)
Excludes $21.2 (December 31, 2013 – $3.0) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2014 consisted of cash of $27.8 and government securities of $164.5 (December 31, 2013 – $25.3 and $25.1 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2014.

Recoverable from Reinsurers

Credit exposure on the company's recoverable from reinsurers balance existed at December 31, 2014 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company's largest single reinsurer (Swiss Re America Corp.) represents 4.4% (December 31, 2013 – 5.6%) of shareholders' equity attributable to shareholders of Fairfax and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from counterparties to its reinsurance contracts was lower at December 31, 2014 compared to December 31, 2013 principally as a result of normal cession and collection activity at Runoff including the commutation of a significant reinsurance recoverable balance. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2014			December 31, 2013
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	463.4	108.3	355.1	263.5	52.8	210.7
A+	1,425.2	427.3	997.9	1,774.4	438.2	1,336.2
A	1,289.6	133.6	1,156.0	1,533.7	160.8	1,372.9
A-	346.4	186.5	159.9	386.0	195.7	190.3
B++	23.3	12.7	10.6	25.1	4.2	20.9
B+	2.1	0.7	1.4	3.0	0.1	2.9
B or lower	28.7	23.8	4.9	78.8	70.5	8.3
Not rated	539.4	104.2	435.2	965.1	568.9	396.2
Pools and associations	68.3	22.2	46.1	173.9	73.5	100.4

	4,186.4	1,019.3	3,167.1	5,203.5	1,564.7	3,638.8
Provision for uncollectible reinsurance	(204.3)		(204.3)	(228.8)		(228.8)

Recoverable from reinsurers	3,982.1		2,962.8	4,974.7		3,410.0

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company's policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.

The holding company's known significant commitments for 2015 consist of the funding of the Brit Offer ($1.88 billion (£1.22 billion)), payment of the $216.1 ($10.00 per share) dividend on common shares (paid January 2015), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer.

On August 13, 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2 (see note 15). The company used a portion of these net proceeds to fund the redemption in the fourth quarter of 2014 of the $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the $25.0 principal amount of American Safety trust preferred securities due 2035 and disclosed that it intends to use the remaining net proceeds to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes due in 2015.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2014 of $1,212.7 provides adequate liquidity to meet the holding company's known obligations in 2015. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility. On February 16, 2015, a Canadian chartered bank provided the company with a £1.2 billion commitment for the full amount of the consideration payable pursuant to the Brit Offer described in note 23. For further details related to the credit facility and the commitment, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities).

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2014 portfolio investments net of short sale and derivative obligations totaled $25.0 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At December 31, 2014 these asset classes represented approximately 7.6% (December 31, 2013 – 7.6%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2014 the insurance and reinsurance subsidiaries and the holding company paid net cash of $194.2 (2013 – $1,615.4) and $113.4 (2013 – $67.8) respectively, in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities (and may fund such obligations from sales of equity-related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2014
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	7.7	30.0	–	–	–	37.7
Accounts payable and accrued liabilities(1)	844.6	338.8	233.2	101.5	48.2	1,566.3
Funds withheld payable to reinsurers(2)	1.3	50.8	78.6	8.2	2.2	141.1
Provision for losses and loss adjustment expenses	1,064.3	3,231.3	5,462.7	3,658.1	4,332.7	17,749.1
Long term debt – principal	2.3	214.4	175.2	494.7	2,270.1	3,156.7
Long term debt – interest	36.4	172.2	371.1	328.3	589.3	1,497.3

	1,956.6	4,037.5	6,320.8	4,590.8	7,242.5	24,148.2

	December 31, 2013
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	27.0	–	–	–	–	27.0
Accounts payable and accrued liabilities(1)	789.1	283.0	284.4	112.5	73.6	1,542.6
Funds withheld payable to reinsurers(2)	1.4	107.0	18.5	7.0	18.8	152.7
Provision for losses and loss adjustment expenses	1,176.8	3,469.9	5,557.5	3,770.4	5,238.2	19,212.8
Long term debt – principal	1.3	4.1	275.3	283.4	2,415.3	2,979.4
Long term debt – interest	33.9	163.1	365.1	337.7	618.5	1,518.3

	2,029.5	4,027.1	6,500.8	4,511.0	8,364.4	25,432.8

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

(2)
Excludes $320.4 relating to Crum & Forster which will be settled net of reinsurance recoverables resulting in no cash outflow (December 31, 2013 – $308.5).

The timing of loss payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2014 the company had income taxes payable of $118.3 (December 31, 2013 – $80.1).

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2014			December 31, 2013
	Less than 3 months	3 months to 1 year	Total	Less than 3 months	3 months to 1 year	Total
Equity index total return swaps – short positions	97.2	–	97.2	123.8	–	123.8
Equity total return swaps – short positions	36.5	–	36.5	84.8	–	84.8
Equity total return swaps – long positions	15.9	–	15.9	7.5	–	7.5
Foreign exchange forward contracts	4.0	1.3	5.3	23.7	19.1	42.8
Other derivative contracts	5.9	–	5.9	9.5	–	9.5

	159.5	1.3	160.8	249.3	19.1	268.4

Market Risk

Market risk (comprised of currency risk, interest rate risk and other price risk) is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company's primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2014 the company's investment portfolio included $12.4 billion of fixed income securities (measured at fair value) which are subject to interest rate risk.

In the portions of the table below involving an increase in interest rates, the company's exposure to interest rate risk at December 31, 2014 as measured by the hypothetical percentage change in fair value, decreased modestly relative to December 31, 2013, principally reflecting the interaction of the decrease in interest rates in 2014 with the call features embedded in the majority of the company's tax exempt municipal bonds. Decreasing interest rates in 2014 had the effect of increasing the likelihood that issuers would call those bonds prior to the contractual maturity date and refinance at lower interest rates causing the fair value of the majority of those bonds to reflect the term until the call date rather than the term to the contractual maturity date. Under the interest rate environment that prevailed at December 31, 2013, the majority of those bonds were expected to remain outstanding until their contractual maturity date. In the portions of the table below involving a decrease in interest rates, the potential for the company's bond portfolio to appreciate increased at December 31, 2014 compared to December 31, 2013, principally as a result of the decrease in interest rates in 2014 which generally results in an increase in the duration of the bond portfolio. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2014 compared to December 31, 2013.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held. These risks are monitored by the company's senior portfolio managers along with the company's CEO and are considered when managing the consolidated bond portfolio and yield.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	December 31, 2014			December 31, 2013
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in interest rates
200 basis point increase	10,517.6	(1,290.4)	(15.3)	8,684.2	(1,275.5)	(17.7)
100 basis point increase	11,393.1	(696.5)	(8.3)	9,611.7	(643.2)	(8.9)
No change	12,419.3	–	–	10,552.8	–	–
100 basis point decrease	13,668.7	847.2	10.1	11,550.0	684.9	9.4
200 basis point decrease	15,214.3	1,894.8	22.5	12,721.0	1,488.5	20.5

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2014 compared to December 31, 2013 are described below.

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.

At December 31, 2014 equity hedges with a notional amount of $6,856.9 (December 31, 2013 – $6,327.4) represented 89.6% (December 31, 2013 – 98.2%) of the company's equity and equity-related holdings of $7,651.7 (December 31, 2013 – $6,442.6). The decrease in the hedge ratio resulted from appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. During 2014 the company's equity and equity-related holdings after equity hedges produced net gains of $347.4 (2013 – net losses of $536.9).

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis. Based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the derivative instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at December 31, 2014 and December 31, 2013 and results of operations for the years then ended:

	December 31, 2014		December 31, 2013		Year ended December 31, 2014	Year ended December 31, 2013
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,938.3	4,938.3	4,100.6	4,100.6	266.9	941.2
Preferred stocks – convertible	329.8	329.8	479.0	479.0	(114.3)	64.7
Bonds – convertible	773.3	773.3	408.5	408.5	203.4	(2.6)
Investments in associates(1)	1,397.2	1,178.1	1,173.9	1,041.9	53.6	130.2
Derivatives and other invested assets:
Equity total return swaps – long positions	177.9	(15.9)	263.5	7.9	46.5	293.9
Equity warrants and call options	35.2	35.2	17.1	17.1	85.8	17.7

Total equity and equity related holdings	7,651.7	7,238.8	6,442.6	6,055.0	541.9	1,445.1

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,965.1)	61.2	(1,744.4)	(69.4)	(5.5)	(110.5)
Equity index total return swaps – short positions	(4,891.8)	(67.4)	(4,583.0)	(121.3)	(189.0)	(1,871.5)

	(6,856.9)	(6.2)	(6,327.4)	(190.7)	(194.5)	(1,982.0)

Net exposure and financial effects	794.8		115.2		347.4	(536.9)

(1)
Excludes the company's insurance and reinsurance associates. See note 6 for details.

The tables that follow illustrate the potential impact on net earnings of various combinations of changes in fair value of the company's equity and equity-related holdings and simultaneous changes in global equity markets at December 31, 2014 and 2013. The analysis assumes variations ranging from 5% to 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

Scenarios 1 and 2 illustrate the potential impact of a 10% change in the fair value of the company's equity and equity-related holdings while global equity markets also change by 10%. Scenarios 3 and 4 illustrate the potential impact of imperfect correlation between the company's equity and equity-related holdings and global equity markets (hedging basis risk) whereby the company's equity and equity-related holdings decrease by 10% and 5% respectively, while global equity markets remain unchanged. Scenarios 5 and 6 further illustrate hedging basis risk whereby global equity markets increase by 5% and 10% respectively, while the fair value of the company's equity and equity-related holdings remain unchanged. Certain shortcomings are inherent in the method of analysis presented as the analysis assumes that all variables, with the exception of those described in each scenario, are held constant.

December 31, 2014

	Scenario
	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	576.7	(629.5)	(629.5)	(298.7)	–	–
Equity hedges	(685.7)	685.7	–	–	(342.8)	(685.7)

Pre-tax impact on net earnings	(109.0)	56.2	(629.5)	(298.7)	(342.8)	(685.7)

After-tax impact on net earnings	(89.0)	49.5	(456.5)	(216.4)	(253.0)	(506.0)

December 31, 2013

	Scenario
	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	515.2	(513.4)	(513.4)	(256.9)	–	–
Equity hedges	(651.8)	651.8	–	–	(325.9)	(651.8)

Pre-tax impact on net earnings	(136.6)	138.4	(513.4)	(256.9)	(325.9)	(651.8)

After-tax impact on net earnings	(99.6)	101.4	(380.8)	(190.6)	(241.1)	(482.2)

In each of the scenarios shown in the tables above, the change in the fair value of the company's equity and equity-related holdings (excluding investments in associates as discussed below) and equity hedges will be reflected in the company's net earnings as the majority of the company's equity investment holdings are classified as at FVTPL. From an economic perspective, the company believes it would be appropriate to include the fair value of certain of its investments in associates (those that are comprised of publicly traded companies, other than insurance and reinsurance holdings (see note 6)) as a component of its total equity and equity-related holdings when measuring the effectiveness of its equity hedges. However, any unrealized change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate. Accordingly, such changes in fair value have been excluded from each of the scenarios presented above consistent with the company's financial reporting.

At December 31, 2014 the company's exposure to the ten largest issuers of common stock owned in the investment portfolio was $3,020.9 (December 31, 2013 – $2,713.1), which represented 11.5% (December 31, 2013 – 10.9%) of the total investment portfolio. The exposure to the largest single issuer of common stock held at December 31, 2014 was $700.0 (December 31, 2013 – $958.9), which represented 2.7% (December 31, 2013 – 3.9%) of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2014 these contracts have a remaining weighted average life of 7.4 years (December 31, 2013 – 7.5 years), a notional amount of $111,797.9 (December 31, 2013 – $82,866.9) and a fair value of $238.4 (December 31, 2013 -$131.7). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract.

During 2014 the company purchased $35,954.2 (2013 – $32,327.7) notional amount of CPI-linked derivative contracts at a cost of $120.6 (2013 – $99.8). Additional premiums of $24.0 were paid in 2013 to increase the strike price of certain CPI-linked derivative contracts (primarily the U.S. CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $17.7 in 2014 (2013 – net unrealized losses of $126.9).

The CPI-linked derivative contracts are extremely volatile with the result that their market value and their liquidity may vary dramatically either up or down in short periods and their ultimate value will therefore only be known upon their disposition or settlement. The company's purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company's risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at December 31, 2014 compared to December 31, 2013.

The company's foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency.

A portion of the company's premiums are written in foreign currencies and a portion of the company's loss reserves are denominated in foreign currencies. Moreover, a portion of the company's cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

At December 31, 2014 the company had designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,488.7 (December 31, 2013 – principal amount of Cdn$1,525.0 with a fair value of $1,544.4) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. In 2014 the company recognized pre-tax gains of $118.7 (2013 – $96.9) related to foreign currency movements on the unsecured senior notes in change in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2014	2013
Net gains (losses) on investments
Investing activities	(154.5)	69.3
Underwriting activities	53.5	15.8
Foreign currency contracts	204.4	(22.7)

Foreign currency gains included in pre-tax earnings (loss)	103.4	62.4

The table below shows the approximate effect of the appreciation of the U.S. dollar compared with the Canadian dollar, the euro and the British pound sterling, and all other currencies, respectively, by 5% on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss).

	2014	2013
Canadian dollar
Impact on pre-tax earnings (loss)	4.1	(4.2)
Impact on net earnings (loss)	1.5	(5.4)
Impact on pre-tax other comprehensive income (loss)	(29.6)	(15.7)
Impact on other comprehensive income (loss)	(25.9)	(12.4)
Euro
Impact on pre-tax earnings (loss)	(2.0)	(37.9)
Impact on net earnings (loss)	(4.3)	(27.5)
Impact on pre-tax other comprehensive income (loss)	7.2	18.3
Impact on other comprehensive income (loss)	1.3	10.7
British pound sterling
Impact on pre-tax earnings (loss)	7.6	6.0
Impact on net earnings (loss)	4.8	4.0
Impact on pre-tax other comprehensive income (loss)	(43.6)	(39.2)
Impact on other comprehensive income (loss)	(35.7)	(32.3)
All other currencies
Impact on pre-tax earnings (loss)	39.9	67.4
Impact on net earnings (loss)	18.9	50.0
Impact on pre-tax other comprehensive income (loss)	(63.5)	(50.9)
Impact on other comprehensive income (loss)	(61.9)	(50.6)
Total
Impact on pre-tax earnings (loss)	49.6	31.3
Impact on net earnings (loss)	20.9	21.1
Impact on pre-tax other comprehensive income (loss)	(129.5)	(87.5)
Impact on other comprehensive income (loss)	(122.2)	(84.6)

In the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2014, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $12,922.8 compared to $11,455.0 at December 31, 2013. The company manages its capital based on the following financial measurements and ratios:

	December 31, 2014		December 31, 2013
Holding company cash and investments (net of short sale and derivative obligations)	1,212.7		1,241.6

Long term debt – holding company borrowings	2,656.5		2,491.0
Long term debt – insurance and reinsurance companies	385.9		458.8
Subsidiary indebtedness – non-insurance companies	37.6		25.8
Long term debt – non-insurance companies	99.0		18.9

Total debt	3,179.0		2,994.5

Net debt	1,966.3		1,752.9

Common shareholders' equity	8,361.0		7,186.7
Preferred stock	1,164.7		1,166.4
Non-controlling interests	218.1		107.4

Total equity	9,743.8		8,460.5

Net debt/total equity	20.2%		20.7%
Net debt/net total capital(1)	16.8%		17.2%
Total debt/total capital(2)	24.6%		26.1%
Interest coverage(3)	12.3	x	n/a
Interest and preferred share dividend distribution coverage(4)	9.0	x	n/a
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

The company manages its capital using the ratios presented above because they provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments.

During 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2. The company used a portion of these net proceeds to redeem the $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the $25.0 principal amount of American Safety trust preferred securities due 2035 and disclosed that it intends to use the remaining net proceeds to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes due in 2015.

During 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1). The company used those proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe's unsecured senior notes due November 1, 2013, and repurchased and redeemed $48.4 of the outstanding principal amount of its unsecured senior notes due 2017. In addition, the company issued 1 million subordinate voting shares at a price of Cdn$431.00 per share, resulting in net proceeds of $399.5 (Cdn$417.1). These net proceeds were retained to augment holding company cash and investments and to retire outstanding debt and other corporate obligations from time to time.

The company's capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2014 and 2013 the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2014 and 2013 Northbridge's subsidiaries had a weighted average MCT ratio well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Hong Kong, Poland, Brazil and Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2014.

25.  Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

U.S. Insurance – U.S. Insurance is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers' compensation insurance business in the United States.

Fairfax Asia – Fairfax Asia includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), Malaysia (Pacific Insurance) and an 80.0% interest in Indonesia (Fairfax Indonesia acquired on May 21, 2014). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd's market in London.

Insurance and Reinsurance – Other

Insurance and Reinsurance – Other is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. Polish Re underwrites reinsurance in Central and Eastern Europe. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff

The Runoff reporting segment principally comprises RiverStone (UK), Syndicate 3500, RiverStone Insurance and the U.S. runoff company formed on the merger of TIG Insurance and International Insurance Company combined with Old Lyme, Fairmont, General Fidelity, Clearwater Insurance, Commonwealth Insurance Company of America (since January 1, 2013) and American Safety (since October 3, 2013 pursuant to the transaction described in note 23).

Other

The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life, Prime Restaurants, Thomas Cook India, IKYA, The Keg (since February 4, 2014), Praktiker (since June 5, 2014), Sterling Resorts (consolidated since September 3, 2014), MFXchange (since November 3, 2014) and Pethealth (since November 14, 2014). Ridley is engaged in the animal nutrition business in the U.S. and Canada. William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012) franchises, owns and operates a network of casual dining restaurants and pubs primarily in Canada. The assets and liabilities of Prime Restaurants were de-consolidated from the company's financial reporting effective October 31, 2013 following the sale of Prime Restaurants to Cara. Thomas Cook India is an integrated travel and travel-related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. IKYA (acquired by Thomas Cook India on May 14, 2013 pursuant to the transaction described in note 23) provides specialized human resources services to leading corporate clients in India. The Keg (acquired on February 4, 2014 pursuant to the transaction described in note 23) franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States. Praktiker (acquired on June 5, 2014 pursuant to the transaction described in note 23) is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores. Sterling Resorts (consolidated since September 3, 2014 pursuant to the transaction described in note 23) is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. MFXchange (reported in the Other segment since November 3, 2014) is a technology company. Pethealth (acquired on November 14, 2014 pursuant to the transaction described in note 23) is headquartered in Canada and provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom. The goodwill and intangible assets associated with Pethealth's marketing of pet medical insurance were allocated to the Crum & Forster and Northbridge reporting segments since Crum & Forster and Northbridge were to become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company. MFXchange was reported in the Corporate and Other segment prior to its transfer to the Other segment as described in the preceding paragraph.

In the fourth quarter of 2014, Fairfax centralized the ownership of wholly-owned OdysseyRe under a single intermediate holding company in the U.S. (the "OdysseyRe reorganization"). Prior to the OdysseyRe reorganization, OdysseyRe was owned by Crum & Forster (8.1%), Runoff (TIG Insurance) (20.1%) and Fairfax (71.8%, through various U.S. intermediate holding companies). The OdysseyRe reorganization had no effect on Fairfax's consolidated financial reporting.

The OdysseyRe reorganization was principally comprised of the following transactions: OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. The remainder of Runoff's investment in OdysseyRe (fair value of $380.7) was distributed to Fairfax as a dividend-in-kind. Crum & Forster and Runoff remitted to Fairfax a portion of the redemption proceeds received from OdysseyRe (Crum & Forster paid a dividend of $150.0 and Runoff made an intercompany advance of $350.0), from which Fairfax made a capital contribution to OdysseyRe of $400.0.

Pre-tax Income (Loss) by Reporting Segment

Pre-tax income (loss) by reporting segment for the years ended December 31 was as follows:

2014

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,107.3	2,429.1	567.9	2,704.1	487.6	7,296.0	163.9	–	–	–	7,459.9
Intercompany	2.0	3.4	(4.4)	35.4	65.7	102.1	–	–	–	(102.1)	–

	1,109.3	2,432.5	563.5	2,739.5	553.3	7,398.1	163.9	–	–	(102.1)	7,459.9

Net premiums written	967.1	2,067.2	280.1	2,393.8	413.9	6,122.1	179.7	–	–	–	6,301.8

Net premiums earned
External	951.3	2,032.2	306.7	2,347.2	341.2	5,978.6	237.6	–	–	–	6,216.2
Intercompany	(9.0)	(11.4)	(34.5)	9.4	51.5	6.0	(6.0)	–	–	–	–

	942.3	2,020.8	272.2	2,356.6	392.7	5,984.6	231.6	–	–	–	6,216.2
Underwriting expenses	(899.6)	(1,928.8)	(236.0)	(1,996.2)	(372.0)	(5,432.6)	(383.1)	–	–	–	(5,815.7)

Underwriting profit (loss)	42.7	92.0	36.2	360.4	20.7	552.0	(151.5)	–	–	–	400.5

Interest income	22.5	67.6	20.9	161.5	27.1	299.6	74.5	–	(23.8)	–	350.3
Dividends	17.4	7.9	5.0	26.8	3.6	60.7	5.8	7.2	6.5	–	80.2
Investment expenses	(17.7)	(21.3)	(3.6)	(32.7)	(12.0)	(87.3)	(15.1)	–	(3.4)	79.1	(26.7)

Interest and dividends	22.2	54.2	22.3	155.6	18.7	273.0	65.2	7.2	(20.7)	79.1	403.8

Share of profit (loss) of associates	10.3	7.0	38.2	26.6	8.3	90.4	(2.2)	3.1	14.4	–	105.7

Other
Revenue	–	–	–	–	–	–	–	1,556.0	–	–	1,556.0
Expenses	–	–	–	–	–	–	–	(1,488.7)	–	–	(1,488.7)

	–	–	–	–	–	–	–	67.3	–	–	67.3

Operating income (loss)	75.2	153.2	96.7	542.6	47.7	915.4	(88.5)	77.6	(6.3)	79.1	977.3
Net gains (losses) on investments(1)	213.1	738.9	(19.3)	579.3	135.8	1,647.8	771.0	43.1	29.7	(755.4)	1,736.2
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	(3.5)	–	(0.1)	–	(3.6)
Interest expense	–	(4.7)	–	(12.7)	(4.2)	(21.6)	(1.0)	(12.3)	(171.4)	–	(206.3)
Corporate overhead	(12.2)	(40.4)	(0.1)	(27.5)	(0.4)	(80.6)	–	–	(6.0)	(79.1)	(165.7)

Pre-tax income (loss)	276.1	847.0	77.3	1,081.7	178.9	2,461.0	678.0	108.4	(154.1)	(755.4)	2,337.9
Income taxes											(673.3)

Net earnings											1,664.6

Attributable to:
Shareholders of Fairfax											1,633.2
Non-controlling interests											31.4

											1,664.6

(1)
Net gains (losses) on investments at U.S. Insurance, Runoff and Corporate and Other included a gain on redemption of the investment in OdysseyRe of $310.8, $406.1 and $38.5 respectively, all of which are eliminated on consolidation.

2013

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,147.6	2,278.0	530.0	2,700.1	535.1	7,190.8	36.3	–	–	–	7,227.1
Intercompany	2.4	0.5	0.2	15.4	3.4	21.9	–	–	–	(21.9)	–

	1,150.0	2,278.5	530.2	2,715.5	538.5	7,212.7	36.3	–	–	(21.9)	7,227.1

Net premiums written	1,031.4	1,933.2	257.4	2,376.9	406.9	6,005.8	30.4	–	–	–	6,036.2

Net premiums earned
External	997.8	1,942.0	274.9	2,370.7	407.6	5,993.0	84.3	–	–	–	6,077.3
Intercompany	(7.6)	(7.2)	(18.7)	2.9	31.9	1.3	(1.3)	–	–	–	–

	990.2	1,934.8	256.2	2,373.6	439.5	5,994.3	83.0	–	–	–	6,077.3
Underwriting expenses	(972.0)	(1,939.9)	(224.2)	(1,993.7)	(424.5)	(5,554.3)	(71.7)	–	–	–	(5,626.0)

Underwriting profit (loss)	18.2	(5.1)	32.0	379.9	15.0	440.0	11.3	–	–	–	451.3

Interest income	19.3	62.9	20.9	144.2	19.7	267.0	67.2	–	(27.4)	–	306.8
Dividends	16.2	15.4	5.9	32.1	5.6	75.2	12.1	–	8.0	–	95.3
Investment expenses	(19.4)	(18.5)	(2.8)	(37.9)	(13.7)	(92.3)	(17.5)	–	(3.7)	88.3	(25.2)

Interest and dividends	16.1	59.8	24.0	138.4	11.6	249.9	61.8	–	(23.1)	88.3	376.9

Share of profit of associates	11.0	0.8	12.7	53.3	2.5	80.3	4.2	0.8	11.4	–	96.7

Other
Revenue	–	–	–	–	–	–	–	958.0	–	–	958.0
Expenses	–	–	–	–	–	–	–	(906.9)	–	–	(906.9)

	–	–	–	–	–	–	–	51.1	–	–	51.1

Operating income (loss)	45.3	55.5	68.7	571.6	29.1	770.2	77.3	51.9	(11.7)	88.3	976.0
Net gains (losses) on investments	(55.5)	(445.0)	(23.8)	(816.5)	18.8	(1,322.0)	(306.5)	–	64.5	–	(1,564.0)
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	(3.4)	–	(3.4)
Interest expense	–	(4.8)	–	(24.8)	(4.3)	(33.9)	(0.4)	(4.6)	(172.3)	–	(211.2)
Corporate overhead	(37.2)	(36.6)	(0.1)	(22.0)	(0.1)	(96.0)	–	–	(14.2)	(88.3)	(198.5)

Pre-tax income (loss)	(47.4)	(430.9)	44.8	(291.7)	43.5	(681.7)	(229.6)	47.3	(137.1)	–	(1,001.1)
Income taxes											436.6

Net loss											(564.5)

Attributable to:
Shareholders of Fairfax											(573.4)
Non-controlling interests											8.9

											(564.5)

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment as at and for the years ended December 31 were as follows:

		Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
		2014	2013	2014	2013	2014	2013	2014	2013
Insurance	– Canada (Northbridge)	164.7	176.5	8.3	–	4,670.6	4,988.4	3,106.2	3,508.5
	– U.S. (Crum & Forster and Zenith National)	156.2	119.5	44.3	21.2	9,133.4	8,522.8	6,327.9	6,323.8
	– Asia (Fairfax Asia)	163.6	115.1	4.1	–	1,868.7	1,795.0	1,207.8	1,185.0
Reinsurance	– OdysseyRe	519.8	492.4	11.8	–	11,100.7	11,141.8	7,088.1	7,332.5
Insurance and Reinsurance – Other		107.4	64.3	–	–	2,371.4	2,265.0	1,559.4	1,563.5

Ongoing operations		1,111.7	967.8	68.5	21.2	29,144.8	28,713.0	19,289.4	19,913.3
Runoff		275.5	210.6	–	34.4	6,963.7	7,476.9	4,899.0	5,879.1
Other		17.9	17.3	152.4	27.6	1,376.4	682.9	700.7	321.3
Corporate and other and eliminations and adjustments		212.6	236.8	–	–	(1,353.7)	(873.8)	1,498.3	1,424.8

Consolidated		1,617.7	1,432.5	220.9	83.2	36,131.2	35,999.0	26,387.4	27,538.5

Product Line

Revenue by product line for the years ended December 31 was as follows:

		Property		Casualty		Specialty		Total
		2014	2013	2014	2013	2014	2013	2014	2013
Net premiums earned
Insurance	– Canada (Northbridge)	405.0	420.7	443.8	478.3	93.5	91.2	942.3	990.2
	– U.S. (Crum & Forster and Zenith National)	204.9	178.0	1,746.8	1,693.9	69.1	62.9	2,020.8	1,934.8
	– Asia (Fairfax Asia)	25.6	23.2	186.8	174.1	59.8	58.9	272.2	256.2
Reinsurance	– OdysseyRe	1,317.9	1,235.0	811.8	859.6	226.9	279.0	2,356.6	2,373.6
Insurance and Reinsurance – Other		171.5	244.8	119.4	121.1	101.8	73.6	392.7	439.5

Ongoing operations		2,124.9	2,101.7	3,308.6	3,327.0	551.1	565.6	5,984.6	5,994.3
Runoff		2.6	1.3	224.5	15.3	4.5	66.4	231.6	83.0

		2,127.5	2,103.0	3,533.1	3,342.3	555.6	632.0	6,216.2	6,077.3
Interest and dividends								403.8	376.9
Share of profit of associates								105.7	96.7
Net gains (losses) on investments								1,736.2	(1,564.0)
Other								1,556.0	958.0

Total consolidated revenue								10,017.9	5,944.9

Allocation of revenue		34.2%	34.6%	56.9%	55.0%	8.9%	10.4%

Geographic Region

Revenue by geographic region for the years ended December 31 was as follows:

		Canada		United States		Asia(1)		International(2)		Total
		2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net premiums earned
Insurance	– Canada (Northbridge)	933.0	980.6	9.2	9.5	–	–	0.1	0.1	942.3	990.2
	– U.S. (Crum & Forster and Zenith National)	–	–	2,020.6	1,934.7	–	–	0.2	0.1	2,020.8	1,934.8
	– Asia (Fairfax Asia)	–	–	–	–	272.2	256.2	–	–	272.2	256.2
Reinsurance	– OdysseyRe	96.3	95.7	1,346.5	1,281.3	281.4	249.7	632.4	746.9	2,356.6	2,373.6
Insurance and Reinsurance – Other		8.2	19.6	95.7	120.3	75.7	60.5	213.1	239.1	392.7	439.5

Ongoing operations		1,037.5	1,095.9	3,472.0	3,345.8	629.3	566.4	845.8	986.2	5,984.6	5,994.3
Runoff		–	–	150.1	31.5	–	–	81.5	51.5	231.6	83.0

		1,037.5	1,095.9	3,622.1	3,377.3	629.3	566.4	927.3	1,037.7	6,216.2	6,077.3
Interest and dividends										403.8	376.9
Share of profit of associates										105.7	96.7
Net gains (losses) on investments										1,736.2	(1,564.0)
Other										1,556.0	958.0

Total consolidated revenue										10,017.9	5,944.9

Allocation of revenue		16.7%	18.0%	58.3%	55.6%	10.1%	9.3%	14.9%	17.1%
(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Malaysia, Singapore, Indonesia and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2014	2013
Losses and loss adjustment expenses	3,584.0	3,467.5
Salaries and employee benefits expense (note 27)	1,145.1	1,010.1
Other reporting segment cost of sales	978.3	623.2
Depreciation, amortization and impairment charges	94.2	104.3
Premium taxes	93.2	93.8
Audit, legal and tax professional fees	99.6	93.0
Information technology costs	79.8	78.1
Operating lease costs	96.9	66.2
Restructuring costs	20.6	12.9
Loss on repurchase of long term debt (note 15)	3.6	3.4
Administrative expense and other	318.5	213.1

	6,513.8	5,765.6

27.  Salaries and Employee Benefits Expense

Salaries and employee benefits expense for the years ended December 31 were comprised as follows:

	2014	2013
Wages and salaries	904.6	790.4
Employee benefits	161.5	141.9
Defined benefit pension plan expense (note 21)	20.7	24.9
Defined contribution pension plan expense (note 21)	24.1	21.9
Share-based payments to directors and employees	25.4	20.5
Defined benefit post retirement expense (note 21)	8.8	10.5

	1,145.1	1,010.1

28.  Supplementary Cash Flow Information

Cash and cash equivalents were included on the consolidated balance sheets as follows:

	December 31, 2014	December 31, 2013
Holding company cash and investments:
Cash and balances with banks	93.7	157.2
Treasury bills and other eligible bills	224.0	57.2

	317.7	214.4

Subsidiary cash and short term investments:
Cash and balances with banks	1,336.3	1,786.7
Treasury bills and other eligible bills	1,698.2	2,091.7

	3,034.5	3,878.4

Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	–	11.8

Subsidiary indebtedness – bank overdrafts	–	(6.0)

Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	3,352.2	4,098.6

Less: Subsidiary cash and cash equivalents – restricted(1)
Cash and balances with banks	122.1	96.7
Treasury bills and other eligible bills	211.4	243.7

	333.5	340.4

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	3,018.7	3,758.2

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 were as follows:

		2014	2013
(a)	Net (purchases) sales of securities classified as at FVTPL
	Short term investments	918.9	1,159.1
	Bonds	(620.9)	8.7
	Preferred stocks	60.3	(34.6)
	Common stocks	(527.5)	1,585.6
	Derivatives and short sales	(420.8)	(1,823.1)

		(590.0)	895.7

(b)	Changes in operating assets and liabilities
	Net decrease (increase) in restricted cash and cash equivalents	4.7	(168.5)
	Provision for losses and loss adjustment expenses	(926.8)	(855.3)
	Provision for unearned premiums	102.1	(67.6)
	Insurance contract receivables	21.7	(57.2)
	Recoverable from reinsurers	860.7	481.0
	Other receivables	(33.2)	(39.3)
	Funds withheld payable to reinsurers	5.0	(34.4)
	Accounts payable and accrued liabilities	23.3	(44.3)
	Income taxes payable	27.0	9.8
	Other	(13.7)	8.9

		70.8	(766.9)

(c)	Net interest and dividends received
	Interest and dividends received	612.3	547.7
	Interest paid	(192.3)	(199.7)

		420.0	348.0

(d)	Net income taxes (paid) refund received	(52.3)	19.9

(e)	Dividends paid
	Common share dividends paid	(215.7)	(205.5)
	Preferred share dividends paid	(56.9)	(60.8)
	Dividends paid to non-controlling interests	(6.6)	(6.4)

		(279.2)	(272.7)

29.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 was as follows:

	2014	2013
Salaries and other short-term employee benefits	10.7	7.1
Share-based payments	1.4	1.0

	12.1	8.1

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2014	2013
Retainers and fees	0.8	1.0
Share-based payments	0.1	0.1

	0.9	1.1

The compensation presented above is determined in accordance with the company's IFRS accounting policies and will differ from the compensation presented in the company's Management Proxy Circular.

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  Exhibit 99.2
Consolidated Financial Statements